PRECISION DRILLING CORPORATION
ANNUAL INFORMATION FORM
For the fiscal year ended December 31, 2010
Dated March 25, 2011

TABLE OF CONTENTS

CORPORATE STRUCTURE	1
The Corporation	1

INTERCORPORATE RELATIONSHIPS	1
organizational structure of the corporation	1

GENERAL DEVELOPMENT OF THE BUSINESS	2
recent developments	2
three-year history	2

DESCRIPTION OF THE BUSINESS OF PRECISION	6
general	6
contract drilling services segment	6
completion and production services segment	10
supplemental operational information	12

RECORD OF CASH PAYMENTS	13

DESCRIPTION OF CAPITAL STRUCTURE	14
description of common shares	14
description of preferred shares	15
material debt	16

MARKET FOR SECURITIES	20

DIRECTORS AND EXECUTIVE OFFICERS	20
board of directors	20

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	23

AUDIT COMMITTEE INFORMATION	24

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	26

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	26

TRANSFER AGENT AND REGISTRAR	26

MATERIAL CONTRACTS	26

INTERESTS OF EXPERTS	26

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES	27

INTERNAL CONTROL OVER FINANCIAL REPORTING	27

TRANSITION TO INTERNATIONAL FINANCING REPORTING STANDARDS	27

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	28

ADDITIONAL INFORMATION	28

RISK FACTORS	28

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS	37

APPENDIX 1 AUDIT COMMITTEE CHARTER AND TERMS OF REFERENCE	39

CORPORATE STRUCTURE
THE CORPORATION
          Precision Drilling Corporation (“Precision” or the “Corporation”) is incorporated under the Business Corporations Act (Alberta). Effective June 1, 2010, pursuant to a statutory plan of arrangement (the “Arrangement”), Precision converted from an income trust, known as Precision Drilling Trust (the “Trust”), to a corporate entity. Holders of trust units of the Trust and exchangeable limited partnership units of Precision Drilling Limited Partnership received one common share of the Corporation for each such unit held. Precision’s common shares trade on the Toronto Stock Exchange (“TSX”) under the trading symbol “PD” and on the New York Stock Exchange (“NYSE”) under the trading symbol “PDS”. For a further description of the Arrangement, see “General Development of the Business — The Arrangement”.
          The head and registered office of the Corporation is located at 4200, 150 — 6th Avenue S.W., Calgary, Alberta, T2P 3Y7, telephone (403) 716-4500, facsimile (403) 264-0251, email info@precisiondrilling.com and website www.precisiondrilling.com.
          Unless the context otherwise requires, all references in this Annual Information Form to “Precision” or to the “Corporation” for periods after the effective date of the Arrangement refer to Precision Drilling Corporation and, where the context requires, includes Precision Drilling Corporation and all of its consolidated subsidiaries and any partnership of which Precision and/or its subsidiaries are the partners and for periods prior to the effective date of the Arrangement refer to the Trust and, where the context requires, includes the Trust and all of its consolidated subsidiaries and any partnerships of which the Trust and/or its subsidiaries were the partners prior to the completion of the Arrangement.
          Unless otherwise stated, all references in this Annual Information Form to sums of money are expressed in Canadian Dollars.
INTERCORPORATE RELATIONSHIPS
ORGANIZATIONAL STRUCTURE OF THE CORPORATION
          The following diagram sets forth the organizational structure of the Corporation and its material subsidiaries as of the date hereof:

          The following table sets forth the name, the percentage of voting securities owned, directly or indirectly, by the Corporation and the jurisdiction of incorporation, continuance or formation of the Corporation’s material subsidiaries as of December 31, 2010. For simplification, this table omits wholly-owned subsidiaries that are not material.

	Percentage of voting securities	Jurisdiction of Incorporation,
Name of Subsidiary or Partnership	(directly or indirectly)	Continuance or Formation (as applicable)

Precision Limited Partnership	100% (Directly and Indirectly)	Alberta

Precision Drilling Canada Limited Partnership	100% (Directly and Indirectly)	Alberta

Precision Diversified Oilfield Services Corp.	100% (Directly)	Alberta

Precision Drilling Oilfield Services Corporation	100% (Directly)	Texas

Precision Drilling Holdings Company	100% (Indirectly)	Nevada

Precision Drilling Company, LP	100% (Indirectly)	Texas
GENERAL DEVELOPMENT OF THE BUSINESS
          Precision provides onshore drilling, well servicing and ancillary oilfield services to the oil and gas industry in most conventional and unconventional oil and natural gas basins in Canada, the United States and southern Mexico. The Corporation’s subsidiaries operate a fleet of drilling and service rigs and offer complementary technical services to a broad customer base that provides a substantial foundation for expansion in North America and internationally.
RECENT DEVELOPMENTS
          2011 Senior Note Offering. On March 15, 2011, the Corporation announced the closing of its offering (the “2011 Note Offering”) of $200 million aggregate principal amount of 6.50% senior unsecured notes due 2019 (the “6.50% Senior Notes”) in a private placement offering to Canadian investors. The net proceeds from the 2011 Note Offering and available cash were used by the Corporation to repay its outstanding indebtedness under the 2010 Revolving Credit Facility (as defined herein). See “Description of Capital Structure — Material Debt”.
          Repayment of the 10% Senior Note. On February 23, 2011, Precision repaid, in full, the 10% senior unsecured note (the “10% Senior Note”) issued to Her Majesty the Queen in Right of the Province of Alberta, represented by Alberta Investment Management Corporation (the “Private Placement Investor”). The aggregate repayment of approximately $204 million, included the $175 million in principle, accrued interest and a “make-whole” amount payable to Alberta Investment Management Corporation under the terms of the 10% Senior Note. The repayment was made from cash on hand and borrowings under the 2010 Revolving Credit Facility. The accrued interest and the “make-whole” premium will be a charge to earnings in the first quarter of 2011. See “Three-Year History — 2009”.
          International Expansion. In the first quarter of 2011, Grey Wolf International commenced opening new offices in Bogota, Colombia and redeployed the rig used at the Copiapo mine rescue in Chile to shore facilities in Santa Marta, Colombia. Grey Wolf also commenced opening new offices in Dubai, United Arab Emirates in the first quarter of 2011.
          Transition to International Financial Reporting Standards. As of January 1, 2011, Precision began preparing its financial statements under International Financial Reporting Standards (“IFRS”) and future financial statements will be prepared in compliance with IFRS as if Precision had always followed these standards. Certain first-time adoption elections may be made which will impact the opening balance sheet amounts. See “Transition to International Financial Reporting Standards”.
          Tax Reassessment. On February 9, 2011, the Corporation received a notice of reassessment from Canada Revenue Agency for $216 million relating to a transaction that occurred in the 2005 tax year. Precision will appeal this reassessment as it vigorously defends what it believes to be a correct filing position related to this transaction. The appeal process requires Precision to pay security of approximately $108 million. See “Risk Factors — Precision could face negative tax consequences for previous transactions”.
THREE-YEAR HISTORY
     In the past three years, Precision expanded its market territory by completing a major United States acquisition and strategically migrating rigs to areas of high demand in North America. Precision also built 34 new high performance Super Series rigs that enhance its ability to drill wells in technically challenging resource plays. Precision has 355 rigs providing

High Performance, High Value services in most of the key oil and natural gas resource development areas in Canada and the United States, has two rigs in Mexico, one rig in Colombia and is expanding into new international markets.
2010
          2010 Senior Note Offering. On November 17, 2010, the Corporation announced the closing of a private placement note offering (the “2010 Note Offering”) of US$650 million aggregate principal amount of 6.625% senior unsecured notes due 2020 (the “6.625% Senior Notes”). The net proceeds from the 2010 Note Offering were used to repay, in full, the outstanding indebtedness under the Corporation’s Secured Facility (as defined herein), including existing term loan A and term loan B credit facilities and for general corporate purposes. See “Description of Capital Structure — Material Debt”.
          New Credit Facility. In connection with the closing of the 2010 Note Offering and the termination of the Secured Facility, the Corporation entered into a new US$550 million senior secured revolving credit facility expiring in 2013 (the “2010 Revolving Credit Facility”). Subject to certain conditions, the 2010 Revolving Credit Facility may be increased by an additional US$100 million.
          The Arrangement. On June 1, 2010, the Trust converted from an income trust structure to a corporate structure pursuant to the Arrangement. The Arrangement was approved at the annual and special meeting of the holders of trust units (“Trust Unitholders”) of the Trust and the holders of exchangeable limited partnership units (“Exchangeable LP Unitholders”, and together with the Trust Unitholders, the “Unitholders”) of Precision Drilling Limited Partnership (“PDLP”) held on May 11, 2010, with over 99% of the votes cast by Unitholders being voted in favor of the Arrangement. On May 12, 2010, the Alberta Court of Queen’s Bench granted the final order required in connection with the Arrangement. Pursuant to the Arrangement, former Trust Unitholders received one common share of the Corporation (a “Common Share”) for each trust unit of the Trust (“Trust Unit”) held and former Exchangeable LP Unitholders received one Common Share for each exchangeable limited partnership unit of PDLP (“Exchangeable LP Unit”) held. The board of directors (the “Board of Directors”) and senior management of the Corporation is comprised of the former members of the board of directors and senior management of Precision Drilling Corporation prior to the Arrangement. In connection with the Arrangement, certain subsidiaries and affiliates of Precision were wound-up and dissolved, including PDLP.
          New Rig Builds. Precision placed four newly constructed or “new build” Super Series rigs into service in 2010 under previously negotiated contracts, being two Super Single rigs in Canada and two Super Triple rigs in the United States. Precision’s Super Series rigs utilize advanced power distribution and control systems, integrated top drives, highly mechanized tubular handling equipment and rig-move capabilities which allow for faster deployment, enable crews to safely reduce drilling downtime, increase efficiency and deliver cost savings to customers.
          Commodity Prices. Precision’s business depends on the level of spending by oil and natural gas companies for exploration and development activities, which is significantly influenced by increases and decreases in commodity prices. The recovery in oil prices commencing in the latter half of 2009 continued in 2010, fueling a further shift in drilling activity in North America toward oil and liquids-rich reservoirs. Natural gas prices meanwhile remained at historically low levels throughout 2010 due to an increase in United States gas production by approximately 3% over 2009. In Canada, approximately 66% of all successful wells drilled in 2010 targeted oil reservoirs and 34% targeted natural gas. In the United States, approximately 51% of all successful wells drilled in 2010 were targeting oil and liquids-rich plays and 49% were targeting natural gas.
          Increased Drilling Activity. Precision experienced an increase in the demand for its services beginning in the second half of 2009 which continued through 2010 due to a significant increase in oil prices over the same period. Drilling levels in the United States recovered significantly in 2010 from a six-year low at mid-year 2009. Canadian drilling levels, which had been depressed since late 2008, also increased in 2010. Precision had an average of 89 drilling rigs in North America working under term contracts in 2010 which contributed to higher rig utilization and improved annual financial results. With the resurgence in oil targeted drilling in Canada and the United States in 2010 and the outlook for continued improvement in 2011, Precision’s customers continue to show strong interest in signing long-term agreements for premium, new-build Super Series rigs capable of directional and horizontal drilling in complex geologic formations.
          Customers. Precision provided drilling rig services to approximately 260 customers in 2010, including about 150 in Canada and 110 in the United States. These customers included independent producers and major oil and gas companies. In fiscal 2010, no single customer accounted for 10% or more of Precision’s consolidated revenue.
          Utilization. The rise in drilling activity throughout North America in 2010 contributed to improved industry rig fleet utilization. In Canada, utilization rates rose to approximately 41% from 25% in 2009, including a net reduction of approximately 40 drilling rigs or about 5% of the industry fleet in 2010. In the United States, the industry fleet utilization continued to grow to 65% from 39% in 2009, as increased drilling of conventional and unconventional oil and liquids-rich natural gas wells drove demand for additional active rigs.
          The following table summarizes the active land-based drilling rigs of Precision and the drilling industry as a whole in Canada and the United States as at the dates indicated:

	As at December 31, 2010		As at December 31, 2009
	Industry(1)	Precision(2)	Industry(1)	Precision(2)
Canada	245	96	329	72

United States	1,670	98	1,150	76

Total	1,915	194	1,479	148
Notes:

(1)	Source: Canada — Canadian Association of Oilwell Drilling Contractors; United States — Baker Hughes, Inc.

(2)	Includes idle but contracted rigs in the United States; excludes rigs on standby in the United States and two active drilling rigs in Mexico.
          Precision’s average land drilling rig utilization in Canada was approximately 38% in 2010 and 23% in 2009 compared to the estimated Canadian industry average of 41% and 25%, respectively. In the United States, Precision’s average land drilling rig utilization was approximately 60% in 2010 and 40% in 2009 compared to an estimated industry utilization rate of 65% and 39% for comparable years. As of December 31, 2010, Precision had 194 active land rigs drilling in Canada and the United States.
          Precision seeks to balance its rig utilization levels at the general level of industry activity by providing superior service and well-maintained equipment and by obtaining term contracts which typically provide for fixed utilization rates for a minimum six-month duration, early termination penalties, cost escalations and contract renewal options, which modulates cyclicality. In general, the aim is to balance utilization and optimal profitability concerns given competitive pricing and business fluctuations. Canada, in particular, experiences sharp seasonal fluctuations as a higher percentage of wells are drilled in the first quarter of the year when the ground is frozen, with activity falling off in the second quarter when rig moves are impeded by road bans imposed while spring thawing occurs, then gradually increasing in the third and fourth quarters.
          Directional Drilling. Leveraging its position as a leading drilling contractor in most conventional and unconventional resource plays in North America where directional and horizontal wells represent nearly 70% of all wells drilled, Precision materially advanced its new directional drilling business in 2010. During the year, additional technical personnel were hired, directional and MWD equipment was acquired and operation centres were opened in Nisku, Alberta and Houston, Texas. A support centre for real-time management of directional and horizontal drilling operations in the field was opened in Calgary, Alberta, with a similar facility scheduled to be on line in Houston, Texas in 2011.
          Turnkey Drilling. Precision is one of the leading land drilling contractors providing “turnkey” services to oil and gas companies in the South Louisiana, Gulf Coast, South Texas, East Texas and Mississippi areas. Under a turnkey arrangement with the customer, Precision drills a well to an agreed depth for a fixed price. With nearly a decade of experience, Precision has completed more than 450 turnkey wells in these regions including 17 in 2010, 18 in 2009 and 46 in 2008.
2009
          Integration of Grey Wolf. Precision strengthened its presence in the United States oil and natural gas drilling market by substantially completing the integration of Grey Wolf, Inc. (“Grey Wolf”), a leading land drilling contractor acquired by Precision on December 23, 2008 (the “Acquisition”). The subsidiary currently conducting operations in the United States is Precision Drilling Company, LP, which operated a fleet of 146 land drilling rigs as at December 31, 2009. The integration of Precision and Grey Wolf entailed realigning personnel, implementation of a new organizational structure and financial systems and aligning vertical support systems in the United States, particularly supply chain and equipment management.
          Rig Decommissioning. In December 2009, Precision announced the decommissioning of 38 drilling rigs including 26 in the Canadian fleet and 12 in the United States. All were Tier 3 rigs (as defined herein), primarily mechanical, lower horsepower units without advanced technology. Certain component parts of the decommissioned rigs will be used in ongoing operations. Precision also decommissioned 30 service rigs and nine snubbing units. Precision took a non-cash, pre-tax charge to earnings of $82 million in the fourth quarter of 2009 in connection with the decommissioning.
          Directional Drilling. Following the expiration in 2008 of non-competition restrictions from the sale in 2005 of former businesses, Precision launched a new operation in late 2008 focused specifically on providing directional drilling services, particularly to oil and natural gas customers who may benefit from cost savings achievable through single-source contracting of drilling rigs and directional drilling services. A rising industry trend toward directional and horizontal well programs coupled with the high cost of hiring directional field personnel provides an opportunity for Precision to successfully compete in this market in both the United States and Canada where a high percentage of its rigs are drilling horizontal or directional wells.
          Refinancing Activities. Precision completed activities that enabled it to repay the Unsecured Facility (as defined herein) entered into in connection with the Acquisition, to reduce total debt, lower its debt to capitalization ratio and significantly reduce annual interest expense.
•	An offering of 46 million Trust Units was completed on February 18, 2009 which provided gross proceeds of US$172.5 million. The proceeds were used to repurchase the outstanding convertible notes assumed in conjunction with the Acquisition.

•	On April 22, 2009, the Trust completed a private placement of 35,000,000 Trust Units at a price of $3.00 per Trust Unit and warrants to acquire 15,000,000 Trust Units at an exercise price of $3.22 per Trust Unit (the “Warrants”) for aggregate proceeds of approximately $105 million. In addition, Precision completed a private placement of the 10% Senior Note. The purchaser of the Trust Units, Warrants and the 10% Senior Note was the Private Placement Investor. The proceeds from the issuance of the Trust Units, Warrants and the 10% Senior Note were used to reduce the obligations of Precision under the Unsecured Facility. See “Description of Capital Structure — Material Debt”.

•	A rights offering that allowed Unitholders to purchase Trust Units at a price of $3.00 per Trust Unit was completed on June 3, 2009, for gross proceeds of $103 million, for a total of 34,441,950 additional Trust Units outstanding.
          Debt Repayment. During the fourth quarter of 2009, the Trust reduced its outstanding debt by US$81 million through voluntary debt prepayments of US$75 million and a quarter-end prepayment of US$6 million. As a result of the voluntary prepayments, Precision realized additional non-cash pretax expense in the quarter of $8 million related to the amortization of deferred financing costs. The financing activities reduced Precision’s blended interest rate to approximately 8.4% and reduced Precision’s cash interest expense and overall leverage.
          The refinancing activities described above enabled the repayment and retirement of Precision’s bridge loans of $296 million (US$235 million) which bore interest at 17% and allowed Precision’s Secured Facility (as defined herein) to be fully syndicated and thereby provide certainty to the cost of debt.
          Other Events. On January 2, 2009, Precision transferred substantially all of the assets of its Precision Drilling (“Precision Drilling”), Rostel Industries (“Rostel Industries”) and Columbia Oilfield Supply (“Columbia Oilfield Supply”) divisions to Precision Drilling Canada Limited Partnership in consideration for a 99.9% limited partnership interest in Precision Drilling Canada Limited Partnership. The general partner is a wholly-owned subsidiary, Precision Diversified Oilfield Services Corp., which holds the remaining 0.1% interest. Precision Drilling Canada Limited Partnership carries on the businesses which comprise Precision’s Contract Drilling Services segment. See “Description of the Business of Precision — Contract Drilling Services Segment”.
          On October 31, 2009 Precision Drilling Oilfield Services Inc., a wholly-owned subsidiary of Precision which commenced drilling operations in the United States prior to the Acquisition, merged with Precision Drilling Company, LP.
2008
          Grey Wolf Acquisition. On December 23, 2008, Precision completed the indirect acquisition of Grey Wolf, Inc. pursuant to an agreement and plan of merger dated August 24, 2008, as amended December 2, 2008 (the “Merger Agreement”) with Grey Wolf, Precision and Precision Lobos Corporation (“Lobos”) a subsidiary of the Trust. Grey Wolf was merged with and into Lobos pursuant to the Texas Business Corporations Act and the Texas Corporation Law. Accordingly, the separate legal existence of Grey Wolf has ceased and Lobos, which was subsequently renamed “Precision Drilling Oilfield Services Corporation”, became the surviving corporation. The total consideration paid by the Trust to shareholders of Grey Wolf in connection with the Acquisition was approximately US$897.2 million and 34.4 million Trust Units.
          The Acquisition is described in greater detail in the business acquisition report dated January 21, 2009, and the material change report dated December 23, 2008, in respect of the Acquisition, both of which reports were filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
          Organic Growth. In addition to the Acquisition, Precision’s organic growth in the United States accelerated during 2008 with 18 rigs moved from Canada. Precision also deployed three rigs under its Super Series new-build drilling rig program and invested $170 million in expansion capital for the purchase of property, plant and equipment and $60 million in upgrade capital in 2008.
          Other Acquisitions. On July 31, 2008, Precision also closed the acquisition of six service rigs from a private well servicing company for approximately $16 million. The assets are positioned in southeastern Saskatchewan and southwestern Manitoba and strengthened Precision’s capabilities in these oil regions. Subsequent to this acquisition, Precision moved an additional three service rigs into these regions.
          Other Events. On September 1, 2008, Precision transferred substantially all of the assets of its Precision Well Servicing (“Precision Well Servicing”), Live Well Service (“Live Well Service”), Precision Rentals (“Precision Rentals”) and LRG Catering (“LRG Catering”) divisions to Terra Water Systems Limited Partnership, which subsequently changed its name to “Precision Limited Partnership”, in consideration for a 99.9% limited partnership interest in Precision Limited Partnership. The general partner is a wholly-owned subsidiary, Precision Diversified Oilfield Services Corp., which holds the remaining 0.1% interest. Precision Limited Partnership carries on the businesses which comprise Precision’s Completion and Production Services segment. See “Description of the Business of Precision — Completion and Production Services Segment”.
          On August 31, 2008, certain non-competition obligations from a 2005 business divestiture that restricted the Trust’s growth in certain business lines outside of Canada and the United States expired.
DESCRIPTION OF THE BUSINESS OF PRECISION
GENERAL
          Precision’s continuing operations are carried out in two segments: Contract Drilling Services and Completion and Production Services. In Canada, the Contract Drilling Services segment includes land drilling services, directional drilling services, camp and catering services, procurement and distribution of oilfield supplies and the manufacture and refurbishment of drilling and service rig equipment, and the Completion and Production Services segment includes service rigs for well completion and workover services, snubbing services, wastewater treatment services and the rental of oilfield surface equipment, tubulars, well control equipment and wellsite accommodations. In the United States, the Contract Drilling Services segment includes land drilling services, directional drilling services, turnkey drilling services, procurement and distribution of oilfield supplies and trucking services for the movement of Precision rigs and the Completion and Production Services segment includes wellsite accommodation rentals and drilling camps. Internationally, Precision is focused on land drilling services.
          Precision’s revenue by business segment from continuing operations is illustrated in the following table:

	Years ended December 31,
Stated in thousands of Canadian dollars	2010	2009	2008

Contract Drilling Services	$1,212,656	$1,030,852	$809,317
Completion and Production Services	227,835	176,422	308,624
Inter-segment Eliminations	(10,838)	(9,828)	(16,050)

Total Revenue	$1,429,653	$1,197,446	$1,101,891
CONTRACT DRILLING SERVICES SEGMENT
          The Contract Drilling Services segment comprises a number of vertically integrated subsidiaries operating in the United States, Canada and internationally. These subsidiaries are engaged primarily in providing onshore well drilling services to exploration and production companies in the oil and natural gas industry. In Canada, the United States and internationally as at December 31, 2010, the Contract Drilling Services segment comprised:
•	202 land drilling rigs in Canada;

•	150 land drilling rigs in the United States;

•	two land drilling rigs in Mexico;

•	one land drilling rig in Colombia;

•	80 drilling camps and two base camps in Canada;

•	engineering, manufacturing and repair services primarily for Precision’s operations; and.

•	centralized procurement, inventory and distribution of consumable supplies primarily for Precision’s Canadian, United States and Mexico operations.
Precision Drilling
          Overview. Precision operates a versatile fleet of 355 land rigs capable of drilling a range of shallow to very deep or extended-reach wells in Canada, the United States and internationally.
          In Canada, Precision owned and operated the largest fleet of land drilling rigs at December 31, 2010. It actively marketed 202 drilling rigs located throughout western Canada, which accounted for approximately 25% of the industry’s fleet of 794 drilling rigs.
          In the United States, at the end of 2010, Precision operated 150 land drilling rigs, the fourth largest fleet, representing approximately 5% of the country’s estimated 2,938 total marketed land drilling rigs.
          Internationally, Precision had two land drilling rigs operating in Mexico and one idle rig in Colombia at year end 2010.
          Drilling Contracts. Contract terms offered by Precision are generally dependent on the complexity and risk of operations, on-site drilling conditions, type of equipment used and the anticipated duration of the work to be performed. Drilling contracts can be for single or multiple wells and may vary in duration from a day or two on shallow single-well applications to multiple-year, multiple-well drilling programs. Term drilling contracts typically provide for fixed utilization rates for a minimum six-month duration, early termination penalties, cost escalations and contract renewal options. Short-term contracts to provide drilling rigs on a well-to-well basis are typically subject to termination by the customer on short notice or with little or no penalty. Precision had term contracts in place for an average of 89 drilling rigs in 2010, 39 in Canada, 48 in the United States and two in Mexico.
          Precision primarily markets its drilling rigs on a regional basis through sales and marketing personnel. Contracts to drill wells are obtained either through competitive bidding or as a result of relationships and negotiations with customers.
          Oil and natural gas well drilling contracts are performed on a daywork or “turnkey” basis. On a daywork basis, Precision contracts to provide a drilling rig with required personnel and the customer supervises the drilling of the well. Precision charges the customer a fixed rate per day regardless of the number of days needed to drill the well. Daywork contracts usually also provide for a reduced day rate (or a lump sum amount) to mobilize the rig to the well location, to rig-up and rig-down on location and to demobilize the rig. On a daywork basis, Precision ordinarily bears no part of the costs arising from downhole risks (such as time delays for various reasons, including a stuck or broken drill string or blowouts). Under a turnkey contract, Precision contracts to drill a well to an agreed depth, under specified conditions, for a fixed price. Compared to daywork contracts, turnkey contracts involve a higher degree of risk to Precision and, accordingly, normally provide greater profit or loss potential. See “Risk Factors — Unexpected cost overruns on turnkey drilling jobs could adversely affect Precision’s revenues”.
          In Canada, Precision’s contracts have been carried out almost exclusively on a daywork basis. In the United States, subsequent to the Acquisition, the majority of Precision’s contracts have been carried out on a daywork basis, with approximately 3%, based on rig utilization, performed on a turnkey basis in 2010. Precision’s newly constructed or “new build” drilling rigs generally have term contracts in place prior to the rig being completed and in many cases have a two-year to five-year capital return contract in place at the time construction commences.
          Competition. The land drilling industry is highly competitive and fragmented with the top ten providers owning only approximately 49% of the marketed United States rig fleet. The market for land drilling rigs is increasingly differentiated on the basis of technology. Precision’s Tier 1 and Tier 2 rigs, which represent 69% of its fleet, typically experience higher utilization levels and more stable dayrates than Tier 3 rigs.
          Drilling Fleet Capabilities. Precision’s rigs are categorized as Tier 1, Tier 2 and Tier 3. The tiers indicate which rigs are suited to meet more complex drilling requirements and are generally more mobile. Precision’s rig fleet capabilities at the end of 2010 are illustrated in the following table:

Tier	Canada	United States	Mexico	Colombia	Total

1	66	54	0	0	120
2	65	58	2	1	126
3	71	38	0	0	109
Total	202	150	2	1	355
          Tier 1, including Super Series, drilling rigs are high performance, of innovative design and manufacture, capable of drilling directionally or horizontally, are highly mobile requiring fewer trucking loads and often include the following capabilities: highly mechanized tubular handling equipment; integrated top drive or top drive adaptability; advanced mechanical, silicone controlled rectifier (“SCR”) and AC power distribution and control efficiencies; electronic control of the majority of operating parameters; specialized drilling tubulars and high-capacity mud pumps. Tier 1 drilling rigs are better suited to meet the challenges of complex customer resource exploitation requirements in the North America shale and unconventional plays.
          Tier 2 drilling rigs are high performance rigs where new equipment and modifications have been applied to improve performance and enhance directional and horizontal drilling capability. Improvements include: some mechanization of tubular handling equipment; top drive adaptability; mechanical or SCR type power systems; increased hookload and or racking capabilities; upgraded power generating, control systems and other major components; and high-capacity mud pumps. Tier 2 rigs are generally less mobile than Tier 1 rigs.
          Tier 3 includes rigs which provide an acceptable level of performance but would require major equipment upgrades to meet the criteria of a Tier 2 or Tier 1 rig. Tier 3 rigs are typically conventional mechanical rigs with no automation and lower pumping capacity.
          Rig tiers are not an indication that a rig from a different tier does not have the capabilities to provide an acceptable level of service but are more a method of distinguishing between rigs where improvements have been effectively applied to provide an increased level of performance through the application of various advanced equipment and associated technologies.
          A list of Precision’s contract drilling rigs, including detailed inventory and layout specifications, is available at www.precisiondrilling.com.
          Precision’s rigs are capable of drilling to depths in excess of 9,000 metres or 30,000 feet, are rated up to 4,000 horsepower and can drill virtually all types of onshore conventional and unconventional oil and gas wells in North America and are particularly adept at developing unconventional resources such as oil sands, natural gas in coal or in shale or tight gas reservoirs. In 2010, Precision had a footprint in most of the large resource plays in North America, including the Horn River, Montney, Cardium, Viking and Lower Shaunovan formations in Canada and the Bakken, Barnett, Haynesville, Marcellus, Eagle Ford and Granite Wash resource plays in the United States.
          Key factors which contribute to lower customer well costs include low, unplanned mechanical downtime, which is managed through preventive maintenance programs, detailed inspection processes, strategically placed spare equipment, supply chain management, continuous equipment upgrades, and efficient use of non-productive time that includes moving, rig-up and rig-out time, which is minimized by decreasing the number of move loads per rig, using lighter move loads, and using mechanized equipment for safer and quicker rig component connections.

          Rigs are configured to handle either one, two or three joints of standard length drill pipe at one time and are categorized as singles, doubles or triples based on this capability. Drilling is halted each time new pipe is added to the drill string, so longer pipe lengths and faster connections are significant time and cost savers. To address customer requirements for efficiency and safety, Precision also utilizes top drives in its drilling operations. A top drive consists of one or more hydraulic or electric motors suspended in the mast of the drilling rig to rotate the drill string in the place of a traditional rotary table and kelly bushing. Top drives enable the use of 30-metre (90-foot) or 15-metre (45-foot) lengths of drill pipe on triple, double and Super Single rigs, respectively, rather than traditional 10-metre (30-foot) lengths, thereby reducing the number of required connections in the drill string and generally increasing drilling efficiency and wellbore integrity.
          Single and double rigs are generally used by Precision in the shallow drilling markets in Canada, while triple rigs, which have greater hoisting capacity, are used in deeper exploration and development drilling applications such as the foothills and Rocky Mountain regions of Canada and the United States, and in Louisiana and west Texas.
          Super Single Rigs. Precision’s Super Single rigs are equipped with top drive drilling systems, mechanized pipe handling systems and extended-length (15-metre or 45-foot) drill pipe which reduces the number of times the rig must stop drilling to make new pipe connections. These rigs generally have slant drilling capability, which also enhances their ability to drill directional and horizontal wells drilled in North America as a result of the emphasis on new resource plays in more complex geologic formations. Precision believes the Super Single rig category will continue to offer significant revenue growth because of its unique capabilities. The Super Single Light is a scaled-down version of the Super Single without slant drilling capabilities which competes with coiled tubing rigs and offers greater drilling capability over a wider range of well configurations.
Grey Wolf International
          Grey Wolf International is the platform for Precision’s entry into the international oil and gas drilling and workover market. This business is focused on bids for work in Latin America, the Middle East and Mexico. It is the nature of this work that there are long sales cycles with bidding periods, contract award periods and rig mobilization periods measured in months, so development of this business involves long lead times. Grey Wolf International is actively exploring opportunities in target markets where Precision expertise and rig build style is expected to be an advantage. The outlook is positive for international drilling activity if customers remain confident that commodity prices, primarily for oil, will be sustained at higher levels.
          Grey Wolf renewed its contracts with the same major service provider for the two drilling rigs that have been working in Mexico for the past several years. These term contracts are for approximately 30 months and are expected to expire in early 2013. The Grey Wolf rig which played a role in the Copiapo mine rescue effort in Chile in the third quarter of 2010 was subsequently mobilized to Colombia where Grey Wolf commenced opening new offices in early 2011. Also in the first quarter of 2011, Grey Wolf commenced opening new offices in Dubai, United Arab Emirates.
LRG Catering
          LRG Catering provides food and accommodation to personnel working at the wellsite, typically in remote locations in western Canada. LRG Catering has 80 drill camps and two base camps, representing approximately 10% of the camp and catering business in western Canada. LRG Catering’s mobile camps each include five or six building units that typically accommodate 20 to 25 rig crew members and other personnel and, if required, individual dormitory units that accommodate up to 45 additional personnel are also available. LRG Catering has also configured several of its camps and dormitories to provide housing and meals for a 200-man base camp and a 500-man base camp on separate major projects in western Canada. As the oil and gas industry in western Canada moves to more remote locations in search of new reserves, there is increasing demand for crews to stay near the worksite, often in camps, throughout the duration of a drilling program. LRG Catering serves Precision and other companies in the upstream oil and gas sector and periodically secures opportunities to serve other industries that operate in remote locations.
Rostel Industries
          Rostel Industries manufactures and refurbishes custom drilling rig and service rig components primarily for Precision business units. Rostel Industries is fundamental to Precision’s vertical integration and provides a competitive advantage in reducing costs for customers. The in-house ability to repair or provide new components for either drilling or service rigs also improves the efficiency and reliability of Precision’s fleets. Rostel Industries sustains high plant utilization by marketing specialized services to the energy services industry, including inspection and certification of critical drilling components including overhead equipment, well control equipment and handling tools. Rostel Industries’ expertise includes an in-house engineering group as well as an equipment sales group that specializes in the distribution of mud pumps and other imported products. Rostel Industries also designs and builds a significant portion of the components for Precision’s Super Single drilling rigs and is developing products that can be applied to new rigs and retro-fitted to improve the versatility of many of Precision’s existing rigs. Strategically, Rostel Industries gives Precision the ability to control cost, quality and production schedules to meet customer requirements.
Columbia Oilfield Supply and Grey Wolf Supply
          Columbia Oilfield Supply in Canada and Grey Wolf Supply in the United States are general supply stores that procure, package and distribute large volumes of consumable oilfield supplies. The two supply warehouses achieve economies of scale through bulk purchasing and standardized product selection and then coordinate distribution to Precision rig sites. Approximately 99% of the oilfield supply activities of Columbia Oilfield Supply and Grey Wolf Supply support Precision operations in North America, playing a key role in supply chain management.
          Columbia Oilfield Supply and Grey Wolf Supply contribute to Precision’s competitiveness by reducing the administrative workload on operations staff in the field.
COMPLETION AND PRODUCTION SERVICES SEGMENT
          The Completion and Production Services segment comprises a number of subsidiaries operating primarily in Canada, including Precision Well Servicing, Precision Rentals and Terra Water Systems. These subsidiaries are engaged primarily in providing completion and workover services and ancillary services and equipment rentals to oil and natural gas exploration and production companies in Canada. Effective May 1, 2010, the snubbing service business, formerly known as Live Well Service, was combined with Precision Well Servicing. At December 31, 2010, Precision’s Completion and Production Services segment comprised:
•	200 well completion and workover service rigs in Canada;

•	20 snubbing units in Canada;

•	approximately 11,050 oilfield rental items including well control equipment, surface equipment, specialty tubulars and wellsite accommodation units in Canada and the United States;

•	77 wastewater treatment and three potable water production units in Canada; and

•	one drilling camp and 11 wellsite accommodation units in the United States.
Precision Well Servicing
          Precision Well Servicing provides customers with well servicing rigs for a complete range of oil and natural gas well services including completion, workover, abandonment, well maintenance, well re-entry preparation and snubbing. The Precision Well Servicing rig fleet is deployed throughout western Canada. Well servicing jobs are typically short, and preferably during daylight hours, so the ability of a service rig to be close to customer demand and to move quickly from one site to another is critical. Well servicing requires its own unique skill set and crews must deal with the potential dangers and safety concerns of working with pressurized wellbores. Servicing a well often means the customer must coordinate activities of several service companies.
          At the end of 2010, Precision Well Servicing had a Canadian industry market share of approximately 20% with a fleet of 200 service rigs, the largest in western Canada, compared to a Canadian industry fleet average of approximately 1,000 service rigs. For Precision Well Servicing in 2010, well completions accounted for approximately 25% of total activity and workovers accounted for approximately 75% of total activity, both unchanged from 2009.
          Rig Fleet. Operating features of the Precision Well Servicing rig fleet are detailed on Precision’s website at www.precisiondrilling.com. The configuration of the Precision Well Servicing fleet as at December 31, 2010, is illustrated in the following table:

Type of Service Rig		Horsepower	Total

Single	Freestanding mobile	150-400	94

	Mobile	250-550	25

Double	Freestanding mobile	200-550	35

	Skid	300-860	28

Slant	Freestanding mobile	250-400	18

Total			200
          Types of Activities. Well servicing operations have two distinct functions — completions and workovers. For a completion operation, the customer often will contract a small, specialized service rig and crew to take over from a larger, more expensive drilling rig to prepare a newly drilled well for initial production by working jointly with other services to open the producing zones and stimulate the producing zones to improve productivity. Completion activities may require a few days to several weeks to complete depending on well depth and complexity. In contrast, workover services are generally provided according to preventive maintenance schedules or on a call-out basis when a well needs major repairs or modifications. Workover services generally involve remedial work such as repairing or replacing equipment in the well, enhancing production, re-completing a new producing zone, recovery of lost equipment or abandoning the well and may require a few days to several weeks to complete depending on the extent of the repair or modification to be performed. A typical gas well in western Canada is likely to require one or more workovers during its operating life compared with four or five workovers for some conventional oil wells. A well for some heavy oil and bitumen production could require many workovers during its lifecycle.
          Demand and Rates. Precision Well Servicing typically charges its customers an hourly rate for its services based on such considerations as market demand in the region, the type of rig and the equipment required. The demand for well completion services is related to the level of drilling activity in a region whereas the demand for production or workover services is based upon the total number of existing active wells, their age and their producing characteristics. Consequently, demand for completion services is generally more volatile than workover services.
          Snubbing Services. Precision Well Servicing markets 13 portable hydraulic rig-assist snubbing units and seven self-contained snubbing units in western Canada. Snubbing units are equipped with specialized snubbing devices which allow tubing to be installed in or removed from a well, or “snubbed”, while the well is under pressure and production has been suspended.
          Rig-assist units work with a service rig to complete the snubbing activity for a well. Self-contained units do not require a service rig on site and are capable of snubbing and many other services traditionally completed by a service rig.
          Snubbing is primarily used to enhance production on natural gas wells. Snubbing units perform certain workover and completion activities without neutralizing the well as opposed to traditional well servicing operations that require pressure in a well to be neutralized to safely perform services using fluids which may impair production.
Precision Rentals
          Precision Rentals provides approximately 11,050 pieces of oilfield rental equipment from five operating centers and 11 stocking points located throughout western Canada, supported by a technical centre in central Alberta. Most exploration and production companies do not own the specialty equipment used in oil and natural gas operations and rely on suppliers such as Precision Rentals for access to large inventories of drilling, completion and production equipment.
          Precision Rentals’ inventory of equipment is marketed through four product categories: surface equipment including drilling and production tanks and other fluid handling equipment; tubular equipment such as specialty drill string tubulars; well-control equipment comprising blowout preventers and diverter systems; and wellsite accommodations which comprise fully equipped units that provide on-site office and lodging for field personnel.
Terra Water Systems
          Terra Water Systems provides portable wastewater handling, treatment, and disposal facilities at remote sites. The facilities offer customers an environmentally sound solution to treating wastewater, eliminating the traditional tank-and-haul process that raises concerns regarding the timing, hauling and disposal of effluent.
          Terra Water Systems has 77 portable wastewater treatment plants and three potable water production plants that operate within the remote work site market in western Canada. System management for each plant facility includes bi-

weekly service visits by technical staff and sampling and independent laboratory effluent testing. With a focus on ease of operation, treated effluent quality and elimination of odors, Terra Water System’s wastewater treatment plants align with existing environmental, health and safety regulations for surface release of treated wastewater.
Precision Completion and Production Services
          Precision Completion and Production Services began operations in the United States in late 2010 and at December 31, 2010, rented 11 wellsite accommodations and one drilling camp to customers operating in North Dakota. As the Precision Completion and Production Services business continues to grow, a suite of rental surface and downhole tubular equipment and additional wellsite accommodations and drill camps will be actively marketed to customers primarily in the United States. Precision Completion and Production Services also intends to seek opportunities to provide snubbing services and wastewater treatment services to customers in the United States.
SUPPLEMENTAL OPERATIONAL INFORMATION
Health, Safety and Environment
          Precision has a long-standing commitment to health, safety and the environment in all aspects of its operations, a commitment that is fostered through our “Target Zero” vision. Target Zero promotes a culture that never accepts an injury to a Precision employee and encourages the recognition and reduction of risks at job sites to reach the goal of zero injuries. Precision remains focused toward the safety of its employees — a core value at Precision.
          In 2010, a total of 248 (70%) of Precision’s drilling rigs and 193 (88%) of its service rigs worked without a recordable injury, or achieved Target Zero. Also in 2010, a total of 297 (84%) of Precision’s drilling rigs and 214 (98%) of its service rigs were lost time free. In 2010, hours worked increased 33% compared to 2009 while injuries increased 25% for the same period.
          Precision develops solutions to manage the loss of energy and resources. Rig designs incorporate high efficiency diesel engines which meet tier 2 and tier 3 emission specifications and AC electric power generation, distribution and control systems which incorporate variable frequency drive technologies to increase efficiency and reduce fuel consumption. Engines are equipped with advanced muffler systems to reduce noise, variable pitch fans on engine radiator systems reduce horsepower requirements and rig drawworks also use regenerative braking to eliminate brake noise produced by conventional band brake systems. Rigs also use alternative power sources for heat generation in cold operating conditions and alternative fuel types for generating power. Where applicable, thermal insulation is applied to rig buildings to reduce winter heating load requirements and rigs are designed for heat generation efficiency in cold weather by directing air flow from radiators on power generation engines to heat surrounding rig buildings. Precision continuously reviews its rig designs and rig components and uses advanced technologies to improve life cycles, reduce energy and improve safety and operating efficiency.
          Precision is aware of the critical importance that must be placed on climate change and impact on the environment. Rigs are designed for high moving efficiency which reduces the number of trucks required to relocate a rig to a new customer site and once on location, Precision’s “reduced footprint” design and construction decreases the surface land area required for the rig to operate. Where customers require high well density such as heavy oil drilling programs, Precision’s pad rig design not only reduces the surface area required to operate, it also eliminates the need for trucks to move between well centers. Precision has also implemented its own spill containment devices for use under equipment which minimize potential spills around areas of high environmental exposure on the drill site.
          Precision is committed to continue developing solutions that support a sustainable society, including research on alternative methods for fuel types for power and heat generation, noise abatement, carbon emissions and waste energy recovery systems.
Employees
          Precision had approximately 6,584 employees at the end of 2010, including 890 in salaried positions and 5,694 in hourly positions. Changes in drilling activity due to seasonality or economic conditions result in more dramatic changes in hourly employees than salaried employees. Due to the cyclical nature of oilfield service work and the resulting uncertainty of continuing employment as well as generally higher utilization levels over the past decade, there is a highly competitive environment for experienced personnel in the oilfield services industry.

          Precision invests in processes and systems that lead to employee development, leadership and retention. Individuals are actively developed within a talent management system focused on developing, nurturing and retaining people in key positions as well as top performers and potential leaders for the future. These programs include skill development around leadership, communication and corporate values. Precision also has remuneration systems to retain experienced field personnel during all market cycles, focused recruitment initiatives and a performance management system which links compensation to the achievement of specific corporate and individual goals.
          Precision measures performance excellence through its safety record and reputation to attract and retain employees as industry manpower shortages are often experienced in peak operating periods. Emphasis is placed on retention of experienced employees in driller, rig manager and field superintendent positions and Precision’s retention rates for these key positions exceeded 89% in Canada and 87% in the United States in 2010.
RECORD OF CASH PAYMENTS
          On February 9, 2009, Precision announced that it had suspended cash distributions, after February 17, 2009, for an indefinite period. On December 16, 2009, Precision confirmed the indefinite suspension of cash distributions.
          There have been no dividends paid on the Common Shares and Precision does not currently anticipate paying any dividends on its Common Shares in the foreseeable future. Any decision to pay dividends on the Common Shares in the future will be made by the Board of Directors as circumstances warrant.
          The following table sets forth the distributions (in Canadian dollars) paid or declared payable by the Trust on each Trust Unit for the three most recently completed financial years:

			Amount per Trust
Distribution Type	Record Date	Payment Date	Unit

2008
Regular Distribution	January 31, 2008	February 15, 2008	$0.130
Regular Distribution	February 29, 2008	March 18, 2008	$0.130
Regular Distribution	March 31, 2008	April 15, 2008	$0.130
Regular Distribution	April 30, 2008	May 15, 2008	$0.130
Regular Distribution	May 30, 2008	June 17, 2008	$0.130
Regular Distribution	June 30, 2008	July 15, 2008	$0.130
Regular Distribution	July 31, 2008	August 15, 2008	$0.130
Regular Distribution	August 29, 2008	September 16, 2008	$0.130
Regular Distribution	September 30, 2008	October 15, 2008	$0.130
Regular Distribution	October 31, 2008	November 18, 2008	$0.130
Regular Distribution	November 28, 2008	December 16, 2008	$0.130
Regular Distribution	December 31, 2008	January 15, 2009	$0.130
Special Year-end in-kind Distribution(1)	December 31, 2008	January 15, 2009	$0.150
2009
Regular Distribution	January 30, 2009	February 17, 2009	$0.040

Note:

(1)	The special year-end distribution was settled “in-kind” through the issuance of Trust Units rather than the payment of cash in order for the Trust to minimize debt levels and retain balance sheet strength. Immediately after the special in-kind distribution the outstanding Trust Units were consolidated so that the number of Trust Units outstanding remained unchanged from the number of Trust Units outstanding immediately before the special in-kind distribution.
          The following table sets forth the amount of payments (in Canadian dollars) paid or declared payable by PDLP on each Exchangeable LP Unit for the three most recently completed financial years:

			Amount per
			Exchangeable LP
Payment Type	Record Date	Payment Date	Unit

2008
Regular Payment	January 31, 2008	February 15, 2008	$0.130
Regular Payment	February 29, 2008	March 18, 2008	$0.130
Regular Payment	March 31, 2008	April 15, 2008	$0.130
Regular Payment	April 30, 2008	May 15, 2008	$0.130
Regular Payment	May 30, 2008	June 17, 2008	$0.130
Regular Payment	June 30, 2008	July 15, 2008	$0.130
Regular Payment	July 31, 2008	August 15, 2008	$0.130

			Amount per
			Exchangeable LP
Payment Type	Record Date	Payment Date	Unit

Regular Payment	August 29, 2008	September 16, 2008	$0.130
Regular Payment	September 30, 2008	October 15, 2008	$0.130
Regular Payment	October 31, 2008	November 18, 2008	$0.130
Regular Payment	November 28, 2008	December 16, 2008	$0.130
Regular Payment	December 31, 2008	January 15, 2009	$0.130
Special Year-end in-kind Payment(1)	December 31, 2008	January 15, 2009	$0.150

2009
Regular Payment	January 30, 2009	February 17, 2009	$0.040

Note:

(1)	The special year-end payment was settled “in-kind” through the issuance of Trust Units rather than cash in order for the Trust to minimize debt levels and retain balance sheet strength. Immediately after the payment of the special in-kind payment, the outstanding Trust Units were consolidated so that the number of Trust Units outstanding after the special in-kind payment remained unchanged from the number of Trust Units outstanding immediately prior to the special in-kind payment. Exchangeable LP Unitholders received the economic equivalent treatment.
          The historical distributions described above may not be reflective of future distributions, which are subject to review by the Board of Directors taking into account the prevailing circumstances at the relevant time. See “Recent Developments — Conversion to a Corporation”.
DESCRIPTION OF CAPITAL STRUCTURE
DESCRIPTION OF COMMON SHARES
          As of December 31, 2010, there were 275,686,676 Common Shares issued and outstanding and as at March 1, 2011, there were 275,725,588 Common Shares issued and outstanding.
          Each Common Share entitles the holder thereof to one vote at any meeting of the holders of the Common Shares (the “Shareholders”), or in respect of any written resolution of Shareholders, and represents an equal undivided beneficial interest in any distribution from the Corporation (whether from income, net realized capital gains or other amounts) and in any net assets of the Corporation in the event of the termination or dissolution of the Corporation. All Common Shares rank among themselves equally and rateably without discrimination, preference or priority whatsoever.
          The market price of the Common Shares will be sensitive to, among other things, a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Corporation to maintain and grow revenues. Changes in market conditions may adversely affect the trading price of the Common Shares.
Issuance of Common Shares
          The Articles of Incorporation provide that Common Shares, including rights, warrants, options or other securities convertible into or exchangeable for Common Shares, may be created, issued, sold and delivered in an unlimited number on such terms and conditions and at such times as the Board of Directors may determine. The Articles of Incorporation also provide that the Board of Directors may authorize the creation and issuance of any type of debt securities or convertible debt securities of the Corporation from time to time on such terms and conditions to such persons and for such consideration as the Board of Directors may determine.
Purchase of Common Shares
          The Corporation may, from time to time, purchase for cancellation some or all of the Common Shares (or other securities of the Corporation which may be issued and outstanding from time to time) in the market, by private agreement or upon any recognized stock exchange on which such Common Shares are traded or pursuant to tenders received by the Corporation upon request for tenders addressed to all holders of record of Common Shares, provided in each case that the Board of Directors have determined that such purchases are in the best interests of the Corporation. Any such purchases may constitute an “issuer bid” under Canadian provincial securities legislation and must be conducted in accordance with the applicable requirements thereof.

Cash Dividends on Common Shares
          There have been no cash dividends paid on the Common Shares and Precision does not currently anticipate paying any cash dividends on its Common Shares in the foreseeable future. Any decision to pay cash dividends on the Common Shares in the future will be made by the Board of Directors as circumstances warrant.
          The Board of Directors review the Corporation’s dividend policy from time to time. The actual amount distributed is dependent on various economic factors and dividends are declared at the discretion of the Board of Directors. The actual cash flow available for distribution to Shareholders is a function of numerous factors, including the Corporation’s financial performance, debt covenants and obligations, working capital requirements, productive capacity maintenance expenditures and expansion capital expenditure requirements for the purchase of property, plant and equipment and number of Common Shares issued and outstanding.
          The distribution reinvestment plan, approved by the board of trustees of the Trust on February 14, 2006, and implemented on March 31, 2006, was terminated in connection with the Arrangement.
Warrants
          On April 22, 2009 the Corporation issued 15,000,000 purchase warrants pursuant to a private placement. Each Warrant is exercisable into one Common Share of the Corporation at a price of $3.22 per Common Share for a period of five years from the date of issue. As at December 31, 2010, no Warrants have been exercised. See “Three-Year History — 2009”.
Shareholder Rights Plan
          In connection with the Arrangement, the Unitholders approved the adoption of a shareholder rights plan for the Corporation (the “Shareholder Rights Plan”). The Shareholder Rights Plan was entered into between the Corporation and Computershare Trust Company of Canada on June 1, 2010. Pursuant to the Shareholder Rights Plan, one right (a “Right”) was issued by the Corporation in respect of each Common Share that was outstanding at the close of business on June 1, 2010. One Right will also be issued for each additional Common Share issued after the June 1, 2010, subject to the terms and conditions of the Shareholder Rights Plan.
Meetings of Shareholders
          Meetings of Shareholders will be called and held annually for, among other things, the election of the Board of Directors and the appointment of the auditors of the Corporation. A special meeting of Shareholders may be convened at any time and for any purpose by the Board of Directors and must be convened, except in certain circumstances, if requisitioned in writing by the holders of not less than 5% of all votes entitled to be voted at a meeting of Shareholders. The requisition shall state the business to be transacted at the meeting and shall be sent to each director and to the registered office of the Corporation.
          Only Shareholders of record may attend and vote at meetings of Shareholders either in person or by proxy and a proxyholder need not be a Shareholder. Two persons present and each holding or representing by proxy at least one issued share of the Corporation shall be a quorum at any meeting of Shareholders for the election of a chairman of the meeting and for the adjournment of the meeting to a fixed time and place but not for the transaction of any other business. For all other purposes two persons present and holding or representing by proxy 5% of the Common Shares entitled to vote at the meeting shall be a quorum.
          Notwithstanding the foregoing, if the Corporation has only one Shareholder, or one Shareholder holding a majority of the shares entitled to vote at the meeting, that Shareholder present in person or by proxy constitutes a meeting and a quorum for such meeting.
          The By-laws of the Corporation contain provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Shareholders in accordance with the requirements of applicable laws.
DESCRIPTION OF PREFERRED SHARES
          As of December 31, 2010 and March 1, 2011 there were no preferred shares of the Corporation (the “Preferred Shares”) issued and outstanding.

          The Preferred Shares may be issued in one or more series, each series to consist of such number of shares as determined by resolution of the Board of Directors. The Board of Directors, by resolution duly passed before the issue of the Preferred Shares of each series, fix the designation, rights, restrictions, conditions and limitations attaching to the Preferred Shares of each series, including, but without in any way limiting or restricting the generality of the foregoing, the rate or amount of cumulative preferential dividends, the date or dates and places of payment thereof, the date or dates from which such preferential dividends shall accrue, the rights and obligations, if any, of the Corporation to purchase the Preferred Shares of such series and to redeem the same, the price and the terms and conditions of any such purchase or redemption, and conversion rights, if any.
          The Preferred Shares of each series will have priority over the Common Shares in the payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among Shareholders for the purpose of winding up the affairs of the Corporation. The number of Preferred Shares that may be authorized for issuance at any given time can be no more than one half of the issued and outstanding Common Shares at the time of the issuance of such Preferred Shares.
MATERIAL DEBT
          In 2008, and in connection with the Acquisition, Precision entered into a US$1.2 billion senior secured credit facility (the “Secured Facility”) with a syndicate of lenders consisting of the Royal Bank of Canada, RBC Capital Markets, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., HSBC Bank Canada, HSBC Bank USA, National Association and The Toronto-Dominion Bank, and certain other lenders, that was guaranteed by the Trust and was comprised of US$800 million of term loans and a US$400 million revolving credit facility and also entered into a US$400 million unsecured credit facility (sometimes referred to as a bridge loan) with certain of the commitment banks (the “Unsecured Facility”) that was also guaranteed by the Trust. The Secured Facility and the Unsecured Facility funded the cash portion of the purchase price of the Acquisition and refinanced the pre-closing Precision bank debt and certain pre-closing debt obligations of Grey Wolf. On February 18, 2009, the Trust received gross proceeds of US$172.5 million from a Trust Unit offering. As a result of the Trust Unit offering, the funds available under the Unsecured Facility were reduced to US$235 million. The Unsecured Facility was used in the repurchase of US$262.3 million principal amount of Grey Wolf convertible notes tendered for repurchase by holders under a change of control offer made by Precision Drilling Oilfield Services Corporation in the first quarter of 2009. See “Three-Year History — 2009”.
          On April 22, 2009, Precision completed a private placement of $175 million principal amount of 10% Senior Note. The purchaser of the 10% Senior Note was the Private Placement Investor. The proceeds from the issuance of the 10% Senior Note were used to reduce the obligations of Precision under the Unsecured Facility. During the second quarter of 2009, Precision fully repaid the Unsecured Facility and completed syndication of the Secured Facility. On November 17, 2010, Precision completed the 2010 Note Offering and the proceeds from the 6.625% Senior Notes were used to repay, in full, the Secured Facility. See “Three-Year History — 2009” and “Recent Developments — Repayment of the 10% Senior Note”.
          On November 17, 2010, the Corporation used a portion of the net proceeds from the 2010 Note Offering to repay, in full, the outstanding indebtedness under the Secured Facility, of which the outstanding principal balance under the term loan A credit facility was approximately US$263 million and the outstanding principal balance under the term loan B credit facility was approximately US$318 million. The Corporation also terminated the revolving credit facility thereunder.
          Also on November 17, 2010, the Corporation entered into the 2010 Revolving Credit Facility with Royal Bank of Canada, Credit Suisse AG, Toronto Branch and a syndicate of certain other lenders. The 2010 Revolving Credit Facility is a new US$550 million extendible revolving term credit facility maturing in 2013 which may be used for general corporate purposes, including for acquisitions.
          The following is a summary of the material terms of the 2010 Revolving Credit Facility, the 6.625% Senior Notes and the 6.50% Senior Notes. Potential investors may refer to copies of the registration rights agreement (the “Registration Rights Agreement”), the note indenture governing the 6.625% Senior Notes (the “6.625% Note Indenture”) and the note indenture governing the 6.50% Senior Notes (the “6.50% Note Indenture”) which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
2010 Revolving Credit Facility
          Overview. In connection with the 2010 Note Offering, the Corporation entered into the 2010 Revolving Credit Facility with Royal Bank of Canada, Credit Suisse AG, Toronto Branch and a syndicate of certain other lenders. The 2010

Revolving Credit Facility is a new US$550 million extendible revolving term credit facility maturing in 2013 which will be used for general corporate purposes, including for acquisitions.
          The 2010 Revolving Credit Facility is secured by liens on substantially all of the present and future assets of the Corporation and the present and future assets of the Corporation’s material United States and Canadian subsidiaries (including subsidiaries that the Corporation designates as “material”, collectively, the “Material Subsidiaries”). The 2010 Revolving Credit Facility contains representations and warranties, covenants and events of default customary for transactions of this nature, including financial ratio covenants tested on a quarterly basis. The following is a summary of the material terms of the 2010 Revolving Credit Facility.
          Amount and Term. The 2010 Revolving Credit Facility provides senior secured financing of up to US$550 million, with a provision for an increase in the facility of up to an additional US$100 million. The 2010 Revolving Credit Facility has a term of three years maturing on November 17, 2013, with an option on the Corporation’s part to request that the lenders extend, at their discretion, the facility to a new maturity date not to exceed three years from the date of the extension request.
          Letters of Credit. Letters of credit (including letters of guarantee) are available in United States or Canadian dollars under the 2010 Revolving Credit Facility in an aggregate amount of up to US$200 million (as a sublimit of the overall commitments).
          Interest Rates and Fees. The interest rate on loans that are denominated in United States dollars will, at the Corporation’s option, be either a margin over a United States base rate or a margin over LIBOR. The interest rate on loans denominated in Canadian dollars will, at the Corporation’s option, be either a margin over the Canadian prime rate or a margin over the Bankers’ Acceptance rate; such margins will be based on the then applicable ratio of consolidated total debt to EBITDA (the “Margin Ratio”).
          The 2010 Revolving Credit Facility also provides for: (a) a standby fee for each lender calculated on the unused amount of its commitment at a percentage based on the applicable Margin Ratio; (b) an issuance fee on the outstanding amount of the letters of credit equal to the margin applicable to LIBOR loans (subject to reduction in fees for non-financial letters of credit); and (c) a fronting fee to be paid to each fronting lender.
          Repayment. The 2010 Revolving Credit Facility contains a requirement that it be repaid in full on November 17, 2013, subject to the optional extension referenced above.
          Guarantees and Security. The Corporation and all of its Material Subsidiaries have pledged substantially all of their respective present and future assets, secured by a perfected first priority lien, subject to certain permitted encumbrances, as security for their obligations under the 2010 Revolving Credit Facility (including obligations to cash management providers, operating lenders and swap providers). In addition, all Material Subsidiaries have guaranteed the Corporation’s obligations under the 2010 Revolving Credit Facility (including those owed to any cash management providers, operating lenders or swap providers).
          Upon receiving a corporate credit rating of at least “BBB-” from Standard & Poor’s Ratings Services and “Baa3” from Moody’s Investors Service, Inc., security will, at the Corporation’s option, be released (with a corresponding obligation to re-grant security if the rating drops below the above-referenced threshold after such release). Precision currently has a corporate credit rating of “ BB+” from Standard & Poor’s Ratings Services and “Ba1” from Moody’s Investors Service, Inc.
          Certain Covenants and Events of Default. The 2010 Revolving Credit Facility contains a number of covenants that, subject to certain exceptions, will, among other things, restrict the Corporation’s and its Material Subsidiaries’ ability to: (i) incur or assume additional indebtedness; (ii) dispose of assets; (iii) make or pay dividends, share redemptions or other distributions; (iv) change their primary business; (v) incur or assume liens on assets; (vi) engage in transactions with affiliates; (vii) enter into mergers, consolidations or amalgamations; and (viii) enter into speculative swap agreements. The 2010 Revolving Credit Facility also contains customary affirmative covenants and events of default.
          The 2010 Revolving Credit Facility requires compliance with the following financial ratios, each for the most recent four consecutive fiscal quarters: (i) a maximum consolidated senior debt to EBITDA ratio of 2.5 to 1.0; (ii) a maximum consolidated total debt to EBITDA ratio of 3.5 to 1.0; and (iii) a minimum interest coverage ratio of 2.75 to 1.0.
          At December 31, 2010, Precision had available $25 million and US$15 million under secured operating facilities, of which no amounts had been drawn. Availability of the $25 million facility was reduced by outstanding letters of credit in the amount of $0.1 million. The facilities are primarily secured by charges on substantially all present and future property of Precision and its Material Subsidiaries. Advances under the $25 million facility are available at the banks’ prime lending rate, United States base rate, United States LIBOR plus applicable margin or Banker’s Acceptance plus applicable margin, or in combination and under the US$15 million facility at the bank’s prime lending rate.
6.625% Senior Notes
          On November 17, 2010, the Corporation completed a US$650 million private placement offering of 6.625% senior unsecured notes. The 6.625% Senior Notes were issued and are governed under the terms of the 6.625% Note Indenture and the Registration Rights Agreement and are exempt from the registration requirements of the United States Securities Act under Rule 144A and Regulation S. The 6.625% Senior Notes are denominated in United States dollars and all payments on the 6.625% Senior Notes will be made in United States dollars.
          The net proceeds of the 2010 Note Offering were used to repay all of the outstanding indebtedness under the Secured Facility and for general corporate purposes. The 6.625% Senior Notes will mature on November 15, 2020, and will bear interest at 6.625%, payable in cash semi-annually in arrears on May 15 and November 15 of each year, commencing on May 15, 2011, to the notes holders of record at the close of business on May 1 or November 1, as the case may be, immediately preceding the related interest payment date. Interest on the 6.625% Senior Notes will accrue from and including the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance and interest on the 6.625% Senior Notes will be computed on the basis of a 360-day year of twelve 30-day months. Precision also will pay additional interest to holders of the 6.625% Senior Notes in the circumstances described in the Registration Rights Agreement.
          Precision may redeem, prior to November 15, 2013, up to 35% of the 6.625% Senior Notes with the net proceeds of certain equity offerings. Prior to November 15, 2015, Precision may redeem the notes in whole or in part at 106.625% of their principal amount, plus accrued interest. As well, Precision may redeem the notes in whole or in part at any time on or after November 15, 2015, and before November 15, 2018, at redemption prices ranging between 103.313% and 101.104% of their principal amount plus accrued interest. Anytime on or after November 15, 2018 the notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a note will have the right to sell to Precision all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.
          The 6.625% Senior Notes are general unsecured obligations of Precision and will rank senior in right of payment to all future obligations of Precision that are, by their terms, expressly subordinated in right of payment to the 6.625% Senior Notes and equal in right of payment with all existing and future obligations of Precision that are not so subordinated.
6.50% Senior Notes
          On March 15, 2011, the Corporation completed a $200 million private placement offering to Canadian investors of 6.50% senior unsecured notes. The 6.50% Senior Notes were issued and are governed under the terms of the 6.50% Note Indenture. The 6.50% Senior Notes are denominated in Canadian dollars and all payments on the 6.50% Senior Notes will be made in Canadian dollars.
          The net proceeds of the 2011 Note Offering and available cash were used to repay all of the outstanding indebtedness under the 2010 Revolving Credit Facility. The 6.50% Senior Notes will mature on March 15, 2019, and will bear interest at 6.50%, payable in cash semi-annually in arrears on March 15 and September 15 of each year, commencing on September 15, 2011, to the note holders of record at the close of business on March 1 or September 1, as the case may be, immediately preceding the related interest payment date. Interest on the 6.50% Senior Notes will accrue from and including the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance and interest on the 6.50% Senior Notes will be computed on the basis of a 360-day year of twelve 30-day months.
          Precision may redeem, prior to March 15, 2014, up to 35% of the 6.50% Senior Notes with the net proceeds of certain equity offerings. Prior to March 15, 2015, Precision may redeem the notes in whole or in part at their principal amount, plus the applicable premium and accrued interest. As well, Precision may redeem the notes in whole or in part at any time on or after March 15, 2015, and before March 15, 2017, at redemption prices ranging between 103.250% and 101.625% of their principal amount plus accrued interest. Anytime on or after March 15, 2017 the notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a note will have the right to sell to Precision all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.

          The 6.50% Senior Notes are general unsecured obligations of Precision and will rank senior in right of payment to all future obligations of Precision that are, by their terms, expressly subordinated in right of payment to the 6.50% Senior Notes and equal in right of payment with all existing and future obligations of Precision that are not so subordinated.
General
          As at December 31, 2010, approximately US$550 million (excluding letters of credit of US$23.4 million) was available under the 2010 Revolving Credit Facility, $647 million was outstanding under the 6.625% Senior Notes and $175 million was outstanding under the 10% Senior Note. See “ Three-Year History — 2009” and “Recent Developments — Repayment of the 10% Senior Note”.
Credit Ratings
          The following information relating to the Corporation’s credit ratings is provided as it relates to the Corporation’s financing costs, liquidity and operations. Specifically, credit ratings affect the Corporation’s ability to obtain short-term and long-term financing and the cost of such financing. Additionally, the ability of the Corporation to engage in certain business activities on a cost effective basis depends on the Corporation’s credit ratings. A reduction in the current rating on the Corporation’s debt by its rating agencies, particularly a downgrade below current ratings, or a negative change in the Corporation’s ratings outlook could adversely affect the Corporation’s cost of financing and its access to sources of liquidity and capital.
          The following table outlines the credit ratings received by the Corporation:

	Moody’s Investors Service	Standard & Poor’s Ratings
	(“Moody’s”)	Services (“S&P”)

Corporate Family Rating	Ba1	BB+
Senior Secured Bank Credit Facility Rating	Ba1	Not rated
Senior Unsecured Credit Rating (6.625% Senior	Ba2	BB+
Notes and 6.5% Senior Notes)

          Moody’s issuer credit rating is an opinion of the ability of the issuer to honour senior unsecured financial obligations and contracts. S&P’s issuer credit rating is a forward-looking opinion about an obligor’s overall financial capacity (its creditworthiness) to pay its financial obligations. Long-term credit ratings are intended to provide an independent measure of the credit quality of long-term debt.
          Moody’s credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of “Ba” by Moody’s is the fifth highest of nine categories and denotes obligations judged to have speculative elements and are subject to substantial credit risk. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of that generic rating category.
          S&P’s credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality. A credit rating of “BB” by S&P is the fifth highest of ten categories. According to the S&P rating system, an obligor with debt securities rated “BB” is less vulnerable in the near-term than other lower-rated obligors. However, it faces major ongoing uncertainties and exposure to adverse business, financial or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitments. The addition of a plus (+) or minus (-) designation after the rating indicates the relative standing within a particular rating category.
          The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the debt nor do the ratings comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. Each agency’s rating should be evaluated independently of any other agency’s rating.

MARKET FOR SECURITIES
Trading Price and Volume of Common Shares
          The Common Shares are listed for trading under the symbol “PD” on the TSX and under the symbol “PDS ” on the NYSE. Prior to the Conversion, the Trust Units were listed for trading under the symbol “PD.UN” on the TSX and under the symbol “PDS” on the NYSE. The following table sets forth the price range and trading volumes for the Common Shares and the Trust Units, as applicable, for the periods indicated:

	TSX			NYSE
Period	High	Low	Volume	High	Low	Volume
	($)	($)		(US$)	(US$)

2010
January	9.73	7.65	26,960,807	9.34	7.32	41,879,295
February	9.00	8.02	15,656,093	8.51	7.51	28,774,296
March	8.94	7.34	25,209,477	8.72	7.16	31,984,881
April	8.28	7.29	21,445,215	8.26	7.15	39,541,615
May	7.74	5.99	29,075,215	7.66	5.54	35,904,259
June	8.03	7.02	28,590,819	7.92	6.60	34,016,960
July	8.00	6.73	12,643,486	7.68	6.31	21,551,830
August	7.83	6.46	6,261,482	7.86	6.07	13,547,137
September	7.11	6.22	10,817,134	6.91	6.02	16,322,202
October	8.09	7.04	12,633,800	7.95	6.88	18,225,341
November	8.91	7.62	22,653,665	8.69	7.61	19,494,787
December	9.95	8.83	15,534,581	9.89	8.67	16,537,763
DIRECTORS AND EXECUTIVE OFFICERS
BOARD OF DIRECTORS
          The By-laws of the Corporation provide that the Board of Directors have full, absolute and exclusive power, control, authority and discretion to manage the business and affairs of the Corporation and to do all such acts and things as may be exercised or done by the Corporation.
          Directors are elected at each annual meeting of Shareholders to hold office for a term expiring at the close of the next annual meeting. A quorum of the Board of Directors is a majority of the directors then holding office. The Board of Directors may, between annual meetings of Shareholders, appoint one or more additional directors to serve until the next annual meeting of Shareholders, but the number of additional Directors will not at any time exceed one-third of the number of directors who held office at the expiration of the immediately preceding annual meeting of Shareholders.
          Any one or more of the directors may be removed by an ordinary resolution of the Shareholders and the vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the affirmative vote of a quorum of the Board of Directors.
          The following sets forth, for each director and each officer of Precision: his or her name; municipality, province or state and country of residence; all positions and offices now held by him or her; the month and year in which he or she was first elected a Director or executive officer; and his or her principal occupation during the preceding five years.
Directors of the Corporation
          William T. Donovan(2)(4) of North Palm Beach, Florida, U.S.A. has been a director of Precision Drilling Corporation since December, 2008. Mr. Donovan has been the Chairman of the Board of Rockland Industrial Holdings, LLC, a Wisconsin entity engaged in manufacturing wood flooring products for the truck trailer and domestic container industries since April 2006. He also serves as a director for several private companies in the United States, the United Kingdom and Russia. Mr. Donovan was a director of Grey Wolf, Inc. from June 1997 to December 2008, prior to its acquisition by Precision Drilling Trust and his subsequent appointment as a director of Precision Drilling Corporation in December 2008. From 1997 to 2005, Mr. Donovan also served as President, Chief Executive Officer and director of Total Logistics, Inc., a Wisconsin corporation, which is engaged in various operating and investment activities. Mr. Donovan previously served as President, Chief Financial Officer and was a director of Christiana Companies, Inc. and Prideco, Inc., prior to their merger with Weatherford International, Inc. in February 1999. From 1980 to 1998, Mr. Donovan was a Principal and Managing

Director of Lubar & Co., a private investment and venture capital firm. Prior to joining Lubar & Co., Mr. Donovan was an officer with Manufacturers Hanover Trust Company from 1976 until 1980, where he specialized in merger and acquisition financing.
          W.C. (Mickey) Dunn(3)(4)(5) of Calgary, Alberta, Canada has been a director of Precision Drilling Corporation since September 1992. Mr. Dunn serves as the Chairman of Bellatrix Exploration Inc. and a founding shareholder and a director of Cash Store Financial Services Inc. From 1982 to 1999, Mr. Dunn was President and Chief Executive Officer of Cardium Service and Supply Limited, Cardium Tool Services Inc. and Colorado Silica Sand Inc., an international manufacturer and service provider of specialty downhole equipment and services, in addition to developer, provider and marketer of high grade silica sand products.
          Brian A. Felesky, CM, Q.C.(4)(6) of Calgary, Alberta, Canada has been a director of Precision Drilling Corporation since December 2005. Mr. Felesky is Counsel to Felesky Flynn LLP, a law firm specializing in tax matters. He is professionally involved in acquisitions, mergers, financing and restructuring of public and private corporations, partnerships and trusts, in Canada and internationally. Mr. Felesky sits on the board of three other public companies. He also sits on several volunteer boards including the Canada West Foundation (Vice-Chair), Homefront (on domestic violence, Co-Chair), the Calgary Stampede Foundation and the Senate of Athol Murray College of Notre Dame and Awali (a teacher development program in East Africa). He is a member of the Order of Canada and has received numerous awards, including an Honourary Doctorate of Laws (University of Calgary), the Distinguished Service Award from the Law Society of Alberta and Canadian Bar Association and a Queen’s Counsel designation.
          Robert J.S. Gibson, CD(2)(4) of Calgary, Alberta, Canada has been a director of Precision Drilling Corporation since June 1996. Mr. Gibson has served as President of a private investment firm, Stuart & Company Limited, since 1973 and is also the Managing Director of Alsten Holdings Ltd. since 1976. He serves on the Board of Cash Store Financial Services Inc. Mr. Gibson also serves as a director for a number of private companies which are active in real estate investment, oil and gas exploration, finance and investments. He is also Chairman and Director of the Canadian Defence and Foreign Affairs Institute.
          Allen R. Hagerman, FCA(2) of Calgary, Alberta, Canada has been a director of Precision Drilling Corporation since December 2006. Mr. Hagerman currently holds the position of Executive Vice President of Canadian Oil Sands Limited, an oil sands mining and upgrading entity, and is currently responsible for overseeing crude oil marketing operations. Prior to 2007, Mr. Hagerman was Chief Financial Officer of Canadian Oil Sands Limited. Mr. Hagerman is lead director of Capital Power Income LP and a director of the Calgary Exhibition and Stampede. He is also a member of the Canadian Institute of Chartered Accountants, the Financial Executives Institute and is past President of Financial Executives Institute, Calgary Chapter, as well as past Chair of the Alberta Children’s Hospital Foundation. Previous board positions included Syncrude Canada Ltd. and University of Calgary. He is a fellow of the Institute of Chartered Accountants of Alberta and received their Distinguished Service Award.
          Stephen J.J. Letwin(3)(5) of Toronto, Ontario, Canada has been a director of Precision Drilling Corporation since December 2006. Effective November 1, 2010, Mr. Letwin was appointed Director and President and Chief Executive Officer of IAMGOLD Corporation, a leading mid-tier gold mining company producing approximately one million ounces annually, from eight gold mines on three continents. Mr. Letwin has been a senior executive with Enbridge since March 1999. Most recently, since May 2006, he held the position of Executive Vice President of Gas Transportation & International with Enbridge, Inc., with responsibility for Enbridge’s natural gas operations, including certain natural gas pipelines, a gas distribution company and its international business unit. He also serves on the board of a private corporation. Mr. Letwin serves as Patron for Unicef Alberta, was a former director of YMCA Calgary, served on the Board of Governors at McMaster University, and is an Honorary Director of Westpark Hospital in Toronto. Mr. Letwin is a member of the Financial Executives Institute. He also previously served as a director of the Canadian and American Gas Association, as well as the Interstate Natural Gas Association of America.
          Patrick M. Murray(2) of Dallas, Texas, U.S.A. has been a director of Precision Drilling Corporation since July 2002. Mr. Murray served as Chairman and CEO of Dresser Inc. from 2001 until retiring in May 2007. Dresser Inc. is a leading manufacturer and marketer of highly engineered equipment for the energy industry. Prior to becoming Chairman of the Board of Dresser, Inc., Mr. Murray served as President and CEO. Previously, Mr. Murray was President of Halliburton Company’s Dresser Equipment Group from 1998 to 2000 and Senior Vice President, Strategic Initiatives of Dresser Industries, Inc. in 1997. Mr. Murray is on the Board of Directors of Harvest Natural Resources, Inc., the Maguire Energy Institute, the World Affairs Council of Dallas/Fort Worth, and the Board of Regents of Seton Hall University. Mr. Murray was also on the Board of Directors of Wellstream Holdings, Plc from 2007 until his resignation in February 2011. He is also a member of the American Petroleum Institute (API) and the Society of Petroleum Engineers (SPE).

          Kevin A. Neveu of Calgary, Alberta, Canada was appointed Chief Executive Officer and a director of Precision Drilling Corporation in August 2007 and became President and Chief Executive Officer in January 2009. Mr. Neveu was previously President of the Rig Solutions Group of National Oilwell Varco in Houston from 2002 to 2007, where he was responsible for the company’s drilling equipment business. Over the past 25 years, Mr. Neveu has held senior management positions with National Oilwell Varco and its predecessor companies in London, Moscow, Houston, Edmonton and Calgary. Mr. Neveu holds a Bachelor of Science degree and is a graduate of the Faculty of Engineering at the University of Alberta. Mr. Neveu is a Professional Engineer, as designated by the Association of Professional Engineers, Geologists and Geophysicists of Alberta. In 2002, Mr. Neveu attended the Advanced Management Program at the Harvard Business School. Mr. Neveu serves on the boards of RigNet Inc., Houston, Texas (since 2004), the Heart and Stroke Foundation of Alberta (since 2009) and he was appointed a Member of the Board of Directors and a Member of the Executive Committee of the International Association of Drilling Contractors, Houston, Texas in January 2010.
          Frederick W. Pheasey(3) of Edmonton, Alberta, Canada has been a director of Precision Drilling Corporation since July 2002. Mr. Pheasey founded Dreco Energy Services Ltd., a company which designs and manufactures drilling rigs and components and downhole tools. In 1997, Dreco and its subsidiaries were merged into National Oilwell, Inc. (now National Oilwell Varco, Inc.), a company that designs and manufactures systems and components used in oil and gas drilling and production. Mr. Pheasey became Executive Vice President of National Oilwell, Inc. following the merger and continued in that position until 2004. He was a director of National Oilwell, Inc. from 1997 to 2005 and continues to be a director and employee of Dreco Energy Services Ltd. In 1999, Mr. Pheasey was made a honourary member of the Canadian Association of Oilwell Drilling Contractors. In 2002, he was inducted into the Canadian Petroleum Hall of Fame. Mr. Pheasey served on the leadership committee of the City of Edmonton’s Committee to End Homelessness and on the Housing Subcommittee in 2008.
          Robert L. Phillips(2)(3)(4) of Vancouver, British Columbia, Canada has been a director of Precision Drilling Corporation since May 2004 and was appointed as Chairman of the Board of Directors in August 2007. Mr. Phillips is an experienced senior corporate executive having most recently been the President and Chief Executive Officer of BCR Group of Companies from 2001 to 2004. Within the oil and gas exploration and production and oilfield service sectors, he has served as Vice President of Husky Oil Limited and as President and Chief Executive Officer of PTI Group Inc. and Dreco Energy Services Ltd. Mr. Phillips has served on the boards of publicly-traded and private corporations for more than twenty years, including several oil and gas exploration and production and oilfield service companies. In addition to Precision Drilling Corporation, he currently serves on the boards of several major Canadian corporations. Mr. Phillips is an active private investor. He also practiced corporate and securities law for over fifteen years.
          Trevor M. Turbidy(3)(4) of Houston, Texas, U.S.A. has been a director of Precision Drilling Corporation since December 2008. Mr. Turbidy has served as an Energy Industry Advisor with Avista Capital Partners since December 2007. From August 2005 until July 2007, Mr. Turbidy served as President and Chief Executive Officer of Trico Marine Services, Inc., an international marine support and transportation company. From August 2003 until August 2005, he served as Vice President and Chief Financial Officer of Trico. From November 2000 until May 2002, Mr. Turbidy served as a director in the Investment Banking Department of Credit Suisse First Boston. From 1991 until November 2000, he held various positions in investment banking covering the U.S. energy industry with a focus on oilfield services and equipment, exploration and production and refining. Mr. Turbidy was a Director of Grey Wolf, Inc. from December 2005 to December 2008, prior to its acquisition by Precision Drilling Trust and his subsequent appointment as a director of Precision Drilling Corporation in December 2008. Mr. Turbidy serves as a director of a number of private energy companies, including a European exploration and production company concentrating on the Southern North Sea; a U.S. based jackup rig operator; a European based exploration and production company focused on onshore Europe; a natural gas company focused on the Marcellus; and a U.S. based exploration and production company with assets in the Niobrara and the Eagle Ford.
Executive Officers of the Corporation
          Kevin A. Neveu is President and Chief Executive Officer. See information regarding Directors of Precision set forth above.
          Joanne L. Alexander of Calgary, Alberta, Canada is Vice President and General Counsel since 2008 and Corporate Secretary since 2009. From 2007 to 2008, Ms. Alexander was General Counsel of Marathon Oil Canada Corporation and in 2007, she was General Counsel of Western Oil Sands Inc. Ms. Alexander was General Manager of Stakeholder Engagement & Regulatory Affairs at ConocoPhillips Canada Ltd. in 2006 and Vice President of Legal and Regulatory Affairs at Burlington Resources Canada Ltd. from 2000 to 2006.

          Kenneth J. Haddad of Houston, Texas, U.S.A. is Vice President of Business Development since 2008. Prior to that, he was a Director of Merger & Acquisitions at Halliburton Company from 2002 to 2008.
          Robert J. McNally of Calgary, Alberta, Canada is Executive Vice President and Chief Financial Officer and was appointed to that position in 2010. Prior to that appointment, Mr. McNally served as investment Principal at Kenda Capital from 2007 to 2010, except for a period during 2008 when he served as Chief Executive Officer of Dalbo Holdings. He also served as Executive Vice President of Finance and Operations and a member of the board of directors of Warrior Energy Services Corporation in 2006. From 2000 to 2005, Mr. McNally was an Investment Banker at Simmons and Company.
          Darren J. Ruhr of Calgary, Alberta, Canada is Vice President of Corporate Services and has held that position since 2009. Prior to that, Mr. Ruhr was Vice President of Corporate Services & Corporate Secretary from 2005 to 2009, Director, Information Technology, Real Estate & Travel, from 2003 to 2005 and Director, Information Technology, from 2000 to 2003.
          Gene C. Stahl of Houston, Texas, U.S.A. is President of Drilling Operations since 2008. Prior to that, he was President and Chief Operating Officer since 2005, Vice President, of Precision Rentals from 2003 to 2005 and General Manager of Ducharme Rentals/Big D Rentals from 2002 to 2003.
          Douglas J. Strong of Calgary, Alberta, Canada was appointed President of Completion and Production Services in 2010. Previously, Mr. Strong was Chief Financial Officer from 2005 to 2010, Chief Financial Officer of Precision Diversified Services Ltd. from 2001 to 2005 and Group Controller from 2001 to 2005.
Notes:
(1)	Each Director’s term of office expires not later than the close of business at the next annual meeting, or until successors are appointed or Directors vacate their office.

(2)	Member of the Audit Committee.

(3)	Member of the Compensation Committee.

(4)	Member of the Corporate Governance and Nominating Committee.

(5)	Mr. Dunn will not be standing for re-election as a Director at the next annual meeting.

(6)	Mr. Felesky resigned as Director effective February 14, 2011.
          As at March 1, 2011, the Directors and officers of the Corporation, as a group, beneficially owned, directly or indirectly, or controlled or directed over 1,342,009 Common Shares, or approximately 0.5% of the issued and outstanding Common Shares, which aggregate number includes a total of 338,291 Common Shares credited to the accounts of non-management Directors pursuant to a deferred share unit plan approved by Shareholders on May 11, 2010.
CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS
Corporate Cease Trade Orders
          To the knowledge of the Corporation, no Director or executive officer of Precision, is as at the date hereof or has been, within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company that: (i) was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after the director, executive officer or chief financial officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
Corporate Bankruptcies
          To the knowledge of the Corporation, except as set forth herein, no Director, executive officer or controlling securityholder of the Corporation, as applicable, is, as of the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
          Mr. Turbidy was Chief Financial Officer of Trico Marine Services, Inc. (“Trico”) from August 2003 to August 2005. Trico filed a “prepackaged” chapter 11 financial reorganization case on December 24, 2004, to restructure and substantially reduce Trico’s debt, strengthen its balance sheet and increase its liquidity. Trico filed the prepackaged bankruptcy case in the United States Bankruptcy Court for the Southern District of New York.

          At the request of the shareholders and with the consent of the majority of creditors, Mr. Gibson became the sole director of 358427 Alberta Ltd. (“358427”) in 1995. 358427 was insolvent at the time of Mr. Gibson’s appointment as director. Mr. Gibson managed the liquidation of the assets of 358427 with the general consent of the creditors of 358427. In order to resolve a dispute relating to certain assets of 358427, a bankruptcy petition was filed with the consent of all interested parties. The dispute was subsequently resolved in 2005 by negotiation between the parties.
           Mr. Gibson was a member of the board of directors of International Utility Structures Inc. (“IUSI”) from February 1994 until November 2003. In August 2003, IUSI was unable to make a scheduled interest payment on its senior subordinated notes and was declared in default of its debt obligations. IUSI obtained an order from the Court of Queen’s Bench of Alberta in October 2003 under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) for the purpose of restructuring its affairs in an orderly manner. A Chief Restructuring Officer was appointed for IUSI which proceeded to restructure IUSI’s business and affairs under CCAA protection.
           Mr. Pheasey was a member of the board of directors of Global Dewatering Ltd. (“GDL”), the general partner of Global Dewatering Limited Partnership No. 1 (“GDLP”), as well as the largest unsecured and secured creditor of GDL and GDLP, when a trustee was appointed of the business of GDL and GDLP under the Bankruptcy and Insolvency Act (Canada) in order to maximize the recovery from work in progress and sell the business conducted by GDLP as a going concern. The trustee operated the business of GDLP from July 23, 2003 to August 10, 2003, following which the assets and operations of GDLP were turned over to a receiver-manager appointed by Mr. Pheasey as secured creditor.
           Mr. Murray was a director of Rancher Energy Corp. (“Rancher”) from April 20, 2007 to September 30, 2009. On October 28, 2009, Rancher filed a voluntary petition for relief under Chapter 11 of Title 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Colorado. Rancher has announced that it will be operating its business as “debtor-in-possession” under the jurisdiction of the court and in accordance with the applicable provisions of the Bankruptcy Code, as it attempts to resolve its liquidity problems and develop a reorganization plan.
Personal Bankruptcies
          To the knowledge of the Corporation, no director, executive officer or controlling securityholder of Precision has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold such person’s assets.
Penalties or Sanctions
          To the knowledge of the Corporation, no Director, executive officer or controlling securityholder of the Corporation, as applicable, has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
AUDIT COMMITTEE INFORMATION
Audit Committee Charter
          The Audit Committee Charter and Terms of Reference (the “Audit Committee Charter”) of Precision is set forth in Appendix 1 of this Annual Information Form.
Composition of the Audit Committee
          The Audit Committee of Precision currently consists of Patrick M. Murray (Chairman), Robert L. Phillips, Allen R. Hagerman, Robert J.S. Gibson and William T. Donovan. The Audit Committee is a standing committee appointed by the Board of Directors to assist the Board of Directors in fulfilling its oversight responsibilities with respect to financial reporting by Precision. Each member of the Audit Committee is independent and none have received, directly or indirectly, any compensation from Precision other than for services as a member of the Board of Directors and its committees. All members of the Audit Committee are “financially literate” (as that term is defined in Multilateral Instrument 52-110 — Audit Committees). In addition, the Board of Directors has determined that each of Messrs. Murray, Hagerman and Donovan qualify as “audit committee financial experts” (as that term is defined in the United States Sarbanes-Oxley Act of 2002).

Relevant Education and Experience
          In addition to each member’s general business experience, the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member are as follows: Patrick M. Murray (Chair) is the retired Chairman, President and Chief Executive Officer of Dresser, Inc. Mr. Murray received a B.S. degree in Accounting in 1964 from Seton Hall University and an MBA in 1973. Mr. Murray has been a member of Precision’s Audit Committee since April 2003. Robert L. Phillips’ experience includes executive level positions at several corporations and board membership on several public corporations including membership on a number of audit committees. Mr. Phillips received a B.Sc. in Chemical Engineering in 1971 and a LLB in 1976 from the University of Alberta. Mr. Phillips was appointed to the Audit Committee in December, 2008. Allen R. Hagerman is the Executive Vice President, Canadian Oil Sands Limited and was Chief Financial Officer of Canadian Oil Sands Limited from 2003 to 2007. Mr. Hagerman received a B. Comm. from the University of Alberta in 1973, his Chartered Accountant designation in 1975 and his FCA designation in 1996 from the Institute of Chartered Accountants of Alberta. Mr. Hagerman also received an MBA from the Harvard School of Business in 1977 and his ICD.D designation from the ICD Corporate Governance College in 2005. Mr. Hagerman was appointed to the Audit Committee in May 2007. Robert J. S. Gibson is the President of Stuart & Company Limited and has been a member of the Audit Committee since June 1997. William T. Donovan is the Chairman of Rockland Industrial Holdings LLC of Milwaukee, Wisconsin, was a director of Grey Wolf from 1997 until the date of the Acquisition and was the Chief Financial Officer of Christina Companies, Inc. prior to February 1999. Mr. Donovan has a B.S. degree (1974) and an MBA (1976) from the University of Notre Dame. Mr. Donovan was appointed to the Audit Committee in December 2008.
Pre-approval Policies and Procedures
          Under the Audit Committee Charter, the Audit Committee is required to approve the terms of the engagement and the compensation to be paid to the external auditor of the Corporation. In addition, the Audit Committee is required to review and pre-approve all permitted non-audit services to be provided to the Corporation or any affiliated entities by the external auditors or any of their affiliates subject to any de minimus exception allowed by applicable law.
          The Audit Committee implemented specific procedures regarding the pre-approval of services to be provided by Precision’s external auditor commencing in 2003. These procedures specify certain prohibited services that are not to be performed by the external auditor. In addition, these procedures require that at least annually, prior to the period in which the services are proposed to be provided, Precision’s management will, in conjunction with the Corporation’s external auditor, prepare and submit to the Audit Committee a complete list of all proposed services to be provided to Precision by the external auditor. Under the Audit Committee pre-approval procedures, for those services proposed to be provided by the external auditor that have not been previously approved by the Audit Committee, the Chairman of the Audit Committee has the authority to grant pre-approvals of such services. The decision to pre-approve a service covered under this procedure is required to be presented to the full Audit Committee at the next scheduled meeting. At each of the Audit Committee’s regular meetings, the Audit Committee is to be provided with an update as to the status of services pre-approved since the prior regular meeting.
          Pursuant to these procedures, since their implementation in 2003, 100% of each of the services provided by the Corporation’s external auditor relating to the fees reported as audit, audit-related, tax and all other fees were pre-approved by the Audit Committee or its delegate.
Audit Fees
          The following table provides information about fees billed to Precision and its affiliates for professional services rendered by KPMG LLP, Precision’s external auditor, during fiscal 2010 and 2009:

	Years ended December 31,
Stated in thousands of Canadian dollars	2010	2009

Audit fees	$2,038	$2,308
Audit-related fees	-	-
Tax fees	528	515
All other fees	178	181

Total	$2,744	$3,004
          Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of Precision’s financial statements and are not reported as audit fees. There were no such fees incurred in 2009 or 2010.

          Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2010 and 2009 the services provided in this category included assistance and advice in relation to the preparation of income tax returns for Precision and its subsidiaries, expatriate tax compliance matters and general tax advice.
          Other fees consist of services provided for translation of financial information to French, and advice as to the application of International Financial Reporting Standards.
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
          There are no material legal proceedings to which the Corporation is a party or in respect of which any of the Corporation’s properties are subject, nor are there any such proceedings known to be contemplated.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
          There were no material interests, direct or indirect, of the directors and executive officers of Precision, as applicable, any Shareholder who beneficially owns more than 10% of the outstanding Common Shares, or any known associate or affiliate of such persons, in any transaction within the last fiscal year and in any proposed transaction which has materially affected or is reasonably expected to materially affect the Corporation.
TRANSFER AGENT AND REGISTRAR
          Computershare Trust Company of Canada, located in Calgary, Alberta, is the transfer agent and registrar of the Common Shares. In the United States, the co-transfer agent for the Corporation is Computershare Trust Company NA located in Golden, Colorado.
MATERIAL CONTRACTS
          The only material contracts entered into by Precision during or after the most recently completed financial year, or before the most recently completed financial year that are still in effect, other than contracts during the ordinary course of business, are as follows:
The Arrangement Agreement
          The arrangement agreement provided for the implementation of the Plan of Arrangement pursuant to section 193 of the Business Corporations Act (Alberta) and, among other things, certain representations, warranties and covenants of the parties and certain indemnities among the parties to the Arrangement.
The 2010 Revolving Credit Facility, the 6.625% Note Indenture and Registration Rights Agreement and the 6.50% Note Indenture
          See “Description of Capital Structure — Material Debt”.
Shareholder Rights Plan Agreement
          See “Description of Capital Structure — Description of Common Shares — Shareholder Rights Plan”.
          Copies of the material agreements described above, other than the 2010 Revolving Credit Facility, have been filed by the Corporation on SEDAR and EDGAR and are available at www.sedar.com and EDGAR at www.sec.gov, respectively.
INTERESTS OF EXPERTS
          KPMG LLP, Chartered Accountants, is the external auditor of the Corporation and has prepared an opinion with respect to the Corporation’s consolidated financial statements as at and for the year ended December 31, 2010. In connection with the audit of the Corporation’s annual financial statements for the year ended December 31, 2010, the auditors confirmed that they are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and within the meaning of the U.S. Securities Act of 1933 and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES
          As of December 31, 2010, an evaluation of the effectiveness of the Corporation’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Corporation’s management with the participation of the principal executive officer and principal financial and accounting officer of Precision. Based upon that evaluation, the principal executive officer and the principal financial and accounting officer of Precision have concluded that as of December 31, 2010, the Corporation’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Corporation in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms and is accumulated and communicated to the Corporation’s Management, including the principal executive officer and principal financial and accounting officer of Precision, to allow timely decisions regarding required disclosure.
          It should be noted that while Precision’s principal executive officer and principal financial and accounting officer believe that the Corporation’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Corporation’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
INTERNAL CONTROL OVER FINANCIAL REPORTING
          Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) including reconciliation to United States generally accepted accounting principles (“United States GAAP”).
          Under the supervision and with the participation of management, including the principal executive officer and principal financial and accounting officer, Precision conducted an evaluation of the design and effectiveness of its internal control over financial reporting as of the end of the fiscal year based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
          Based on this evaluation, management concluded that as of December 31, 2010, the Corporation did maintain effective internal control over financial reporting.
          During the fiscal year ended December 31, 2010, there were no changes in the Corporation’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Corporation’s internal control over financial reporting.
TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS
          Precision is required to report its financial results in accordance with International Financial Reporting Standards (“IFRS”) from January 1, 2011, the changeover date set by Accounting Standards Board. IFRS compliant comparative financial information for one year is required on the effective date.
          Precision has substantially completed its IFRS conversion plan and has adopted IFRS effective January 1, 2011. Training has been completed to employees impacted by the transition to IFRS.
          Precision’s project plan consisted of the following key activities: identification and assessment of differences between Canadian GAAP and IFRS; identification of key personnel required for design and implementation of the differences and accounting policies; selection of new and revision of existing accounting policies to meet the requirements under IFRS; design of information systems business processes to facilitate transition to IFRS and future compliance with IFRS; review of the internal control environment and modification to controls as needed; review of compensation plans and debt covenants; and implementation of changes to information systems to facilitate dual reporting of financial results for the transition year of 2010.
          Precision has completed the above project activities. Transition to IFRS is not expected to materially impact debt covenants or affect cash flows. Except for changes to management reports, no significant changes are expected in internal controls over financial reporting or disclosure controls.

          Precision will present financial statements for the first time in accordance with IFRS for the interim period ending March 31, 2011. Precision has completed an assessment of the impact of IFRS transition on its opening IFRS balance sheet which is being reviewed by its external auditors. Accordingly, the information being presented herein may differ from Precision’s first IFRS compliant financial statements for the period ending March 31, 2011. See “Risk Factors — Precision will be required to adopt International Financial Reporting Standards”.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
          Management’s Discussion and Analysis relating to the consolidated financial statements for the fiscal year ended December 31, 2010 forms part of the Corporation’s 2010 Annual Report and is incorporated by reference in this Annual Information Form. Management’s Discussion and Analysis appears on pages 2 to 47 of the 2010 Annual Report.
ADDITIONAL INFORMATION
          Additional information concerning the Corporation is available through the Internet on SEDAR which may be accessed at www.sedar.com. Copies of such information may also be obtained without charge, on the Corporation’s website at www.precisiondrilling.com or by request to the Vice President, General Counsel and Corporate Secretary, at the office of the Corporation at 4200, 150 — 6th Avenue S.W., Calgary, Alberta, Canada T2P 3Y7; by email at corporatesecretary@precisiondrilling.com; by telephone at (403) 716-4500; and by facsimile at (403) 264-0251.
          Additional information, including information regarding Precision’s directors’ and officers’ remuneration, will be contained in the Management Information Circular of the Corporation provided for the Annual and Special Meeting of Shareholders to be held on May 11, 2011, and filed on SEDAR. Additional financial information is provided in the Corporation’s annual consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2010 contained in the Annual Report. Copies of such documents may be obtained in the manner set forth above.
RISK FACTORS
          An investment in the Common Shares is subject to certain risks. Investors should carefully review and consider the risks described below and all other information contained in this Annual Information Form before making an investment decision and consult their own experts where necessary.
Precision’s operations are dependent on the price of oil and natural gas.
          Precision sells its services to oil and natural gas exploration and production companies. Macroeconomic and geopolitical factors associated with oil and natural gas supply and demand are prime drivers for pricing and profitability within the oilfield services industry. Generally, when commodity prices are relatively high, demand for Precision’s services are high, while the opposite is true when commodity prices are low. The markets for oil and natural gas are separate and distinct. Oil is a global commodity with a vast distribution network. As natural gas is most economically transported in its gaseous state via pipeline, its market is dependent on pipeline infrastructure and is subject to regional supply and demand factors. However, recent developments in the transportation of liquefied natural gas in ocean going tanker ships have introduced an element of globalization to the natural gas market. Crude oil and natural gas prices are quite volatile, which accounts for much of the cyclical nature of the oilfield services business.
          Worldwide military, political and economic events, including initiatives by the Organization of the Petroleum Exporting Countries and other major petroleum exporting countries, for instance, may affect both the demand for, and the supply of, oil and natural gas. Weather conditions, governmental regulation (both in Canada and elsewhere), levels of consumer demand, the availability of pipeline capacity, United States and Canadian natural gas storage levels and other factors beyond Precision’s control may also affect the supply of and demand for oil and natural gas and thus lead to future price volatility. A prolonged reduction in oil and natural gas prices would likely depress the level of exploration and production activity. This would likely result in a corresponding decline in the demand for Precision’s services and could have a material adverse effect on Precision’s revenues, cash flows and profitability. Lower oil and natural gas prices could also cause Precision’s customers to seek to terminate, renegotiate or fail to honor Precision’s drilling contracts which could affect the fair market value of Precision’s rig fleet which in turn could trigger a write down for accounting purposes, affect Precision’s ability to retain skilled rig personnel and Precision’s ability to obtain access to capital to finance and grow Precision’s businesses. There can be no assurance that the future level of demand for Precision’s services or future conditions in the oil and natural gas and oilfield services industries will not decline.

          Precision’s accounts receivable are with customers involved in the oil and natural gas industry, whose revenues may be impacted by fluctuations in commodity prices. The collection of receivables may be adversely affected by any prolonged weakness in oil and natural gas prices.
The intense price competition and cyclical nature of the contract drilling industry could have an adverse effect on revenue and profitability.
          The contract drilling business is highly competitive with numerous industry participants, and the drilling contracts Precision competes for are usually awarded on the basis of competitive bids. Precision believes pricing and rig availability are the primary factors considered by Precision’s potential customers in determining which drilling contractor to select. Precision believes other factors are also important. Among those factors are: the drilling capabilities and condition of drilling rigs; the quality of service and experience of rig crews; the safety record of the contractor and the particular drilling rig; the offering of ancillary services; the ability to provide drilling equipment adaptable to, and personnel familiar with, new technologies and drilling techniques; and the mobility and efficiency of rigs.
          The contract drilling industry historically has been cyclical and has experienced periods of low demand, excess rig supply, and low dayrates, followed by periods of high demand, short rig supply and increasing dayrates. Periods of excess drilling rig supply intensify the competition in the industry and often result in rigs being idle. There are numerous contract drilling competitors in each of the markets in which Precision competes. In all of those markets, an oversupply of drilling rigs can cause greater price competition. Contract drilling companies compete primarily on a regional basis, and the intensity of competition may vary significantly from region to region at any particular time. If demand for drilling services is better in a region where Precision operates, Precision’s competitors might respond by moving in suitable drilling rigs from other regions, by reactivating previously stacked rigs or purchasing new drilling rigs. An influx of drilling rigs into a market area from any source could rapidly intensify competition and make any improvement in demand for drilling rigs short-lived.
          The number of drilling rigs competing for work in the market areas where Precision operates has increased due to the entry into those markets of newly-built or newly-refurbished rigs. Precision expects that more of these newer rigs may in the future enter market areas where Precision operates. The addition of these drilling rigs has and could continue to intensify price competition and possibly reduce customer demand for term drilling contracts, which would have an adverse effect on Precision’s revenues, cash flows and earnings.
Any difficulty Precision experiences retaining, replacing or adding personnel could adversely affect Precision’s business.
          Precision may not be able to find enough skilled labor to meet its needs, which could limit growth. Precision may also have problems finding enough skilled and unskilled laborers in the future if demand for Precision’s services increases. Shortages of qualified personnel have occurred in the past during periods of high demand. The demand for qualified rig personnel increased as a result of overall stronger demand for land drilling services until mid-2008 then decreased significantly due to the downturn in the oil and natural gas industry. Demand for qualified rig personnel has since increased as industry conditions improve and as new and refurbished rigs are brought into service by Precision and its competitors. Increased demand has led to wage rate increases which may or may not be reflected by service rate increases.
          Other factors may also inhibit Precision’s ability to find enough workers to meet employment needs. The work currently performed by Precision’s employees requires skilled workers who can perform physically demanding work. As a result of volatility in oil and natural gas activity and the demanding nature of the work, workers may choose to pursue employment in fields that offer a more desirable work environment at wage rates that are competitive with Precision’s. Precision believes that success is dependent upon the ability to continue to employ and retain skilled technical personnel and qualified rig personnel. Precision’s inability to employ or retain skilled technical personnel and qualified rig personnel generally could have a material adverse effect on its operations.
          Precision’s ability to provide reliable services is dependent upon the availability of well-trained, experienced crews to operate its field equipment. Precision must also balance the requirement to maintain a skilled workforce with the need to establish cost structures that fluctuate with activity levels. Within Precision, the most experienced employees are retained during periods of low utilization by having them fill lower level positions on field crews. Many of Precision’s businesses experience manpower shortages in peak operating periods. These shortages are likely to be further exacerbated by the number of rigs being added to the industry along with the entrance and expansion of newly formed oilfield service companies.

Poor safety performance could lead to a decline in the demand for Precision’s services.
          Standards for the prevention of incidents in the oil and gas industry are governed by service company safety policies and procedures, accepted industry safety practices, customer specific safety requirements and health and safety legislation. A key factor considered by Precision’s customers in selecting oilfield service providers is safety. Deterioration in Precision’s safety performance could result in a decline in the demand for services and could have a material adverse effect on Precision’s revenues, cash flows and earnings.
Unexpected cost overruns on turnkey drilling jobs could adversely affect Precision’s revenues.
          Precision derives a portion of its revenues from turnkey drilling contracts and expects that turnkey drilling will continue to represent a part of Precision’s revenue. Under a typical turnkey drilling contract, Precision would agree to drill a well for a customer to a specified depth and under specified conditions for a fixed price. As part of this arrangement, Precision would typically provide technical expertise and engineering services, as well as most of the equipment required for the drilling of turnkey wells. Precision would use subcontractors for related services. In the typical turnkey drilling arrangement, Precision would not receive progress payments and would be entitled to be paid by the customer only after the terms of the drilling contract have been performed in full. In addition, difficulties are encountered from time to time on wells being drilled under turnkey contracts and unanticipated costs may be incurred, not all of which have been or may be covered by insurance. For these reasons, the risk under turnkey drilling contracts is substantially greater than for wells drilled on a daywork basis, because under such contracts Precision must assume most of the risks associated with drilling operations that are generally assumed by the customer under a daywork contract. The occurrence of operating cost overruns or operational difficulties on turnkey jobs could have a material adverse effect on Precision’s financial position and results of operations.
Business in Precision’s industry is seasonal and highly variable.
          In Canada and the northern part of the United States, the level of activity in the oilfield service industry is influenced by seasonal weather patterns. During the spring months, wet weather and the spring thaw make the ground unstable. Consequently, municipalities and counties and provincial and state transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels and placing an increased level of importance on the location of Precision’s equipment prior to the imposition of the road bans. The timing and length of road bans is dependent upon the weather conditions leading to the spring thaw and the weather conditions during the thawing period. Additionally, certain oil and natural gas producing areas are located in areas of western Canada that are inaccessible, other than during the winter months, because the ground surrounding or containing the drilling sites in these areas consists of terrain known as muskeg. Until the muskeg freezes, the rigs and other necessary equipment cannot cross the terrain to reach the drilling site. Moreover, once the rigs and other equipment have been moved to a drilling site, they may become stranded or otherwise be unable to relocate to another site should the muskeg thaw unexpectedly. Precision’s business results depend, at least in part, upon the severity and duration of the winter season.
Precision is subject to various environmental, health and safety laws, rules, legislation and guidelines which can impose material liability or greater costs on Precision’s business or lead to a decline in the demand for Precision’s services.
          Precision’s operations are subject to numerous laws, regulations and guidelines relating to the protection of the environment and of health and safety, including those governing the management, transportation and disposal of hazardous substances and other waste materials. These laws, regulations and guidelines include those relating to spills, releases, emissions and discharges of hazardous substances or other waste materials into the environment, requiring removal or remediation of pollutants or contaminants and imposing civil and criminal penalties for violations. Some of the laws, regulations and guidelines that apply to Precision’s operations also authorize the recovery of natural resource damages by the government, injunctive relief, and the imposition of stop, control, remediation and abandonment orders. Additionally, Precision’s land drilling operations may be conducted in or near ecologically sensitive areas, such as wetlands, which are subject to special protective measures and which may expose Precision to additional operating costs and liabilities for noncompliance with applicable laws. Some environmental laws and regulations may impose strict, and in certain cases joint and several, liability, which means that in some situations Precision could be exposed to liability as a result of conduct that was lawful at the time it occurred or conduct of, or conditions caused by, prior operators or other third parties, including any such liability related to any offsite treatment or disposal facility. The costs arising from compliance with such laws, regulations and guidelines may be material to Precision.
          The trend in environmental regulation has been to impose more restrictions and limitations on activities that may impact the environment, including hydraulic fracturing, the generation and disposal of wastes and the use and handling of chemical substances. These restrictions and limitations have increased operating costs for both Precision and its customers.

Any regulatory changes that impose additional environmental restrictions or requirements on Precision or its customers could adversely affect Precision through increased operating costs and potential decreased demand for Precision’s services. For example, there is growing concern about the apparent connection between the burning of fossil fuels and climate change. The issue of energy and the environment has created intense public debate in Canada and around the world in recent years that is likely to continue for the foreseeable future and could potentially have a significant impact on all aspects of the economy, including a lower demand for hydrocarbons and for Precision’s services. Laws, regulations or treaties concerning climate change or greenhouse gas emissions may have an adverse impact on the demand for oil and natural gas, which could have a material adverse effect on Precision.
          While Precision maintains liability insurance, including insurance for certain environmental claims, the insurance is subject to coverage limits and certain of Precision’s policies exclude coverage for damages resulting from environmental contamination. Precision cannot assure that insurance will continue to be available to Precision on commercially reasonable terms, that the possible types of liabilities that may be incurred by Precision will be covered by its insurance, or that the dollar amount of such liabilities will not exceed Precision’s policy limits. Even a partially uninsured claim, if successful and of sufficient magnitude, could have a material adverse effect on Precision’s business, results of operations and prospects.
There are certain risks associated with Precision’s dependence on third-party suppliers.
          Precision sources certain key rig components, raw materials, equipment and component parts from a variety of suppliers located in Canada, the United States and overseas. Precision also outsources some or all services for the construction of drilling and service rigs. While alternate suppliers exist for most of these components, materials, equipment, parts and services, cost increases, delays in delivery due to high activity or other unforeseen circumstances may be experienced. Precision maintains relationships with a number of key suppliers and contractors, maintains an inventory of key components, materials, equipment and parts and orders long lead time components in advance. However, if the current or alternate suppliers are unable to provide or deliver the necessary components, materials, equipment, parts and services, any resulting delays by Precision in the provision of services to customers may have a material adverse effect on Precision’s revenues, cash flows and earnings.
New technology could place Precision at a disadvantage versus competitors.
          Complex drilling programs for the exploration and development of remaining conventional and unconventional oil and natural gas reserves in North America demand high performance drilling rigs. The ability of drilling rig service providers to meet this demand will depend on continuous improvement of existing rig technology such as drive systems, control systems, automation, mud systems and top drives to improve drilling efficiency. Precision’s ability to deliver equipment and services that meet customer demand is critical to its continued success. Precision cannot assure that competitors will not achieve technological improvements that are more advantageous, timely or cost effective than improvements developed by Precision.
Business acquisitions entail numerous risks and may disrupt Precision’s business or distract management attention from operating Precision’s business.
          Precision contemplates that as part of its business strategy, it will continue to consider and evaluate acquisitions of, or significant investments in, businesses and assets that are complementary to Precision. Any acquisition that Precision completes could have a material adverse effect on its operating results, its financial condition and/or the price of its securities. Acquisitions involve numerous risks, including: unanticipated costs and liabilities; difficulty of integrating the operations and assets of the acquired business; the ability to properly access and maintain an effective internal control environment over an acquired company in order to comply with public reporting requirements; potential loss of key employees and customers of the acquired companies; and an increase in Precision’s expenses and working capital requirements.
          Precision may incur substantial indebtedness to finance future acquisitions and also may issue equity securities or convertible securities in connection with any such acquisitions. Debt service requirements could represent a burden on Precision’s results of operations and financial condition. Precision will also be required to meet certain conditions in order to borrow money to fund future acquisitions. Acquisitions could also divert the attention of management and other employees from Precision’s day-to-day operations and the development of new business opportunities. Even if Precision is successful in integrating future acquisitions into its operations, Precision may not derive the benefits, such as operational or administrative synergies, that it expects from such acquisitions, which may result in the commitment of its capital resources without the expected returns on such capital. In addition, Precision may not be able to continue to identify attractive acquisition opportunities or successfully acquire identified targets.

Precision’s operations face many risks of interruption and casualty losses.
          Precision’s operations are subject to many hazards inherent in the drilling and well servicing industries, including blowouts, cratering, explosions, fires, loss of well control, loss of hole, reservoir damage, damaged or lost equipment and damage or loss from inclement weather or natural disasters. Any of these hazards could result in personal injury or death, damage to or destruction of equipment and facilities, suspension of operations, environmental damage, damage to the property of others and damage to producing or potentially productive oil and natural gas formations through which Precision drills. Generally, drilling and service rig contracts provide for the division of responsibilities between a drilling or service rig company and the customer, and Precision seeks to obtain indemnification from its customers by contract for certain of these risks. Precision also seeks protection through insurance. However, Precision cannot ensure that such insurance or indemnification agreements will adequately protect it against liability from all of the consequences of the hazards described above. The occurrence of an event not fully insured or indemnified against, or the failure of a customer or insurer to meet its indemnification or insurance obligations, could result in substantial losses. In addition, insurance may not be available to cover any or all of these risks, or, even if available, may not be adequate. Insurance premiums or other costs may rise significantly in the future, so as to make such insurance prohibitively expensive or uneconomic. This is of particular concern in the wake of significant events such as terrorist attacks in the United States, severe hurricane damage and well blowout damage in the United States Gulf Coast region, all of which have resulted in significantly increased insurance costs, deductibles and coverage restrictions. In future insurance renewals, Precision may choose to increase its self insurance retentions, and thus assume a greater degree of risk, in order to reduce costs associated with increased insurance premiums.
Precision’s business is affected by governmental regulations and policies.
          Certain activities conducted by Precision are affected by factors that are beyond Precision’s control or influence. Precision’s drilling rig, directional drilling, camp and catering, service rig, snubbing, equipment rental, wastewater treatment, procurement and distribution and manufacturing businesses and activities in Canada and Precision’s drilling rig, directional drilling, turnkey drilling, drilling camp, equipment rental, procurement and distribution and manufacturing businesses and activities in the United States are directly affected by fluctuations in exploration, development and production activity carried on by Precision’s customers which, in turn, is dictated by numerous factors including global energy prices and government policies. The addition, elimination or curtailment of government regulations and incentives could have a significant impact on the oil and natural gas business in Canada and the United States. These factors could lead to a decline in the demand for Precision’s services, resulting in a material adverse effect on revenues, cash flows and earnings.
Precision could face negative tax consequences for previous transactions.
          The business and operations of Precision are complex and Precision has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions involves many complex factors as well as Precision’s interpretation of relevant tax legislation and regulations. Precision’s management believes that the provision for income tax is adequate and in accordance with generally accepted accounting principles and applicable legislation and regulations. However, there are tax filing positions that have been and can still be the subject of review by taxation authorities who may successfully challenge Precision’s interpretation of the applicable tax legislation and regulations, with the result that additional taxes could be payable by Precision and the amount owed, with estimated interest but without penalties, could be up to $350 million, including the estimated amount pertaining to the long-term income tax recoverable on the balance sheet of $58 million. On February 9, 2011, Precision received a notice of reassessment from Canada Revenue Agency for $216 million relating to a transaction that occurred in the 2005 tax year, which is included in the $350 million noted above. Precision will appeal this reassessment as it vigorously defends what it believes to be a correct filing position related to this transaction. The appeal process required Precision to pay security of approximately $108 million. See “Recent Developments — Tax Assessment”.
Precision will require sufficient cash flows to service and repay its indebtedness.
          Precision will require sufficient cash flows in the future in order to service and repay its indebtedness. Precision’s ability to generate cash in the future will be, to a certain extent, subject to general economic, financial, competitive and other factors that may be beyond its control. In addition, Precision’s ability to borrow funds in the future to service its debt, if necessary, will depend on covenants in the 6.625% Note Indenture, the 2010 Revolving Credit Facility, the 6.50% Senior Note Indenture and other debt agreements Precision enters into in the future. Future borrowings may not be available to Precision under the 2010 Revolving Credit Facility or from the capital markets in amounts sufficient to enable Precision to pay its obligations as they mature or to fund other liquidity requirements. If Precision is not able to obtain such borrowings or generate cash flow from operations in an amount sufficient to enable it to service and repay its indebtedness, Precision will need to refinance its indebtedness or be in default under the agreements governing its indebtedness and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets. Such refinancing or alternative measures may not be available on favorable terms or at all. The inability to service, repay and/or refinance our indebtedness could negatively impact Precision’s financial condition and results of operations.
          In addition, Precision conducts a substantial portion of its operations through subsidiaries, certain of which will not be guarantors of its indebtedness. The assets and operations of the non-guarantor subsidiaries are not material and such subsidiaries do not have any obligation to pay amounts due on the indebtedness or to make funds available for that purpose. Accordingly, repayment of indebtedness by Precision is dependent on the generation of cash flow by its guarantor subsidiaries and their ability to make such cash available to Precision, by dividend, debt repayment or otherwise. Precision’s guarantor subsidiaries may not be able to, or may not be permitted to, make distributions to enable Precision to make payments in respect of its indebtedness. Each guarantor subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit Precision’s ability to obtain cash from its subsidiaries. While the agreements governing certain of Precision’s existing indebtedness will limit the ability of its subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to Precision, these limitations are subject to qualifications and exceptions. In the event that Precision does not receive distributions from its guarantor subsidiaries, it may be unable to make required principal and interest payments on its indebtedness which could materially and adversely affect Precision’s financial position and results of operations.
The 2010 Revolving Credit Facility contains restrictive covenants.
          The 2010 Revolving Credit Facility contains a number of covenants that, among other things, restrict Precision’s and its subsidiaries’ ability to conduct certain activities. In addition, under the 2010 Revolving Credit Facility, Precision will be required to satisfy and maintain certain financial ratio tests. Precision’s ability to meet such tests could be affected by events beyond its control, and Precision may not be able to meet such tests. A breach of any of these covenants could result in a default under the 2010 Revolving Credit Facility. Upon the occurrence of an event of default under the 2010 Revolving Credit Facilities, the lenders could elect to declare all amounts outstanding under the 2010 Revolving Credit Facility to be immediately due and payable and terminate all commitments to extend further credit.
A successful challenge by the tax authorities of the expenses deducted by Precision or its subsidiaries could negatively affect the value of the Common Shares.
          There can be no assurance that taxation authorities will agree with the classification of expenses claimed by Precision or its subsidiaries or that the taxation authorities will not seek to challenge the amount of interest expense deducted. If the taxation authorities successfully challenge the classification or deductibility of any such expenses, the return to Shareholders may be adversely affected.
Precision has retained liabilities as a consequence of prior reorganizations.
          Precision, the successor entity to amalgamations involving its predecessor companies and the Arrangement, has retained all liabilities of its predecessor companies, including liabilities relating to corporate and income tax matters.
There are risks associated with increased capital expenditures.
          The timing and amount of capital expenditures incurred by Precision will directly affect the amount of cash available to Precision. The cost of equipment generally escalates as a result of, among other things, high input costs in periods of high demand for oilfield service equipment, including Precision’s drilling rigs. Precision cannot assure that it will be able to recover higher capital costs through rate increases to Precision’s customers.
The results of Precision’s assessment of goodwill and/or capital assets for impairment may result in a non-cash charge against Precision’s consolidated net income.
          Precision is required to assess its goodwill balance for impairment at least annually. It is also required to assess its capital assets balance for impairment when certain internal and external factors may indicate the necessity for further analysis. Any impairment write down to goodwill or capital assets would result in a non-cash charge against net earnings and any such charge could be material.
          The calculation of any impairment is subject to management estimates and assumptions. Factors that may be considered in such a calculation include, but are not limited to, declines in Precision’s share price and market capitalization, reduced future cash flow and earnings estimates, significantly reduced or depressed markets in the industry in which Precision and its subsidiaries operate and general economic conditions.
Precisions operations are subject to currency translation risk, which could cause results to fluctuate significantly from period to period.
          Precision’s operations in the United States and Mexico have revenue, expenses, assets and liabilities denominated in United States dollars. As a result, Precision’s income statement, balance sheet and statement of cash flow are impacted by changes in exchange rates between Canadian and United States dollars.
•	Translation of United States Subsidiaries. Precision’s United States and Mexico operations are considered self-sustaining operations and are translated into Canadian dollars using the current rate method. Under this method, the assets and liabilities of Precision’s operations in the United States and Mexico are recorded in the consolidated financial statements at the exchange rate in effect at the balance sheet dates and the unrealized gains and losses are included in other comprehensive income, a component of shareholders’ equity. As a result, changes in the Canadian to United States dollar exchange rates could materially increase or decrease Precision’s United States dollar denominated net assets on consolidation which would increase or decrease, as applicable, shareholders’ equity. In addition, under certain circumstances Canadian GAAP requires foreign exchange gains and losses that are accumulated in other comprehensive income to be recorded as a foreign exchange gain or loss in the statement of earnings. Precision’s United States and Mexico operations generate revenue and incur expenses in United States dollars and the United States dollar based earnings are converted into Canadian dollars for purposes of financial statement consolidation and reporting. The conversion of the United States dollar based revenue and expenses to a Canadian dollar basis does not result in a foreign exchange gain or loss but does result in lower or higher net earnings from United States and Mexico operations than would have occurred had the exchange rate not changed. If the Canadian dollar strengthens versus the United States dollar, the Canadian dollar equivalent of net earnings from United States and Mexico operations will be negatively impacted.

•	Transaction Exposure. Precision has long-term debt denominated in United States dollars. Precision has designated its United States dollar denominated unsecured senior notes as a hedge against the net asset position of its self-sustaining United States operations. This debt is converted at the exchange rate in effect at the balance sheet dates with the resulting gains or losses included in the statement of comprehensive income. If the Canadian dollar strengthens versus the United States dollar, Precision will incur a foreign exchange gain from the translation of this debt. The vast majority of Precision’s United States and Mexico operations are transacted in United States dollars. Transactions for Precision’s Canadian operations are primarily transacted in Canadian dollars. However, Precision occasionally purchases goods and supplies in United States dollars for its Canadian operations. These types of transactions and foreign exchange exposure would not typically have a material impact on Precision’s Canadian operations’ financial results.
Precision may be unable to obtain access to additional financing.
          Precision may find it necessary in the future to obtain additional debt or equity financing to support ongoing operations, to undertake capital expenditures, to repay existing or future indebtedness (including the 2010 Revolving Credit Facility, the 6.625% Senior Notes and the 6.50% Senior Notes) or to undertake acquisitions or other business combination transactions. Any volatility or uncertainty in the credit markets in the future may increase costs associated with issuing debt and Precision cannot assure that additional financing will be available to it when needed or on terms acceptable or favorable to Precision. Precision’s inability to raise financing to support ongoing operations or to fund capital expenditures, acquisitions, debt repayments or other business combination transactions could limit growth and may have a material adverse effect on Precision’s revenues, cash flows and profitability. See “Recent Developments — Repayment of the 10% Senior Note”.
Conditions in the credit markets in the future may adversely affect business.
          The ability to make scheduled debt repayments, to refinance debt obligations or access financing depends on the financial condition and operating performance of Precision, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond its control. Volatility in the credit markets in the future may increase costs associated with debt instruments due to increased spreads over relevant interest rate benchmarks, or affect Precision’s, or third parties it seeks to do business with, ability to access those markets. Precision may be unable to maintain a level of cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on its indebtedness.

          In addition, should there be volatility or uncertainty in the capital markets in the future, access to financing may be uncertain, which may have an adverse effect on the industry in which Precision operates and its business, including future operating results. Precision’s customers may curtail their drilling programs, which could result in a decrease in demand for drilling rigs and a reduction in dayrates, reduction in the number and profitability of turnkey jobs and/or utilization. In addition, certain customers could experience an inability to pay suppliers, including Precision, in the event they are unable to access the capital markets to fund their business operations.
Sales of additional Common Shares could negatively affect the value of the Common Shares.
          Precision may issue additional Common Shares in the future to fund the requirements of Precision and other entities now or hereafter owned directly or indirectly by Precision. Such additional Common Shares may be issued without the approval of Shareholders. Shareholders have no pre-emptive rights in connection with such additional issues. The Board of Directors has discretion in connection with the price and the other terms of the issue of such additional Common Shares. See “Description of Capital Structure — Description of Common Shares”.
The price of Common Shares may experience volatility.
          The price of Common Shares may be volatile. Some of the factors that could affect the price of the Common Shares are increases or decreases in revenue or earnings, changes in revenue or earnings estimates by the investment community and speculation in the press or investment community about Precision’s financial condition or results of operations. General market conditions and Canadian, United States or international economic factors and political events unrelated to the performance of Precision may also affect the price of Common Shares. For these reasons, investors should not rely on past trends in the price of Trust Units or Common Shares to predict the future price of Common Shares or Precision’s financial results. Precision has experienced an increase in the demand for its services since the second half of 2009 in correlation with the significant upward trend in oil over the same period. See “General Development of the Business — Three-Year History”.
Asset valuation variability could negatively affect the value of the Common Shares.
          The net asset value of the assets of Precision from time to time will vary depending upon factors which are beyond the control of Precision. The trading price of the Common Shares also fluctuates due to factors beyond the control of Precision and such trading prices may be greater or less than the net asset value of Precision assets.
Precision will be required to adopt International Financial Reporting Standards.
          Precision is required to report its financial results in accordance with IFRS from January 1, 2011, the changeover date set by Accounting Standards Board. IFRS compliant comparative financial information for one year is required on the effective date. Precision has substantially completed its IFRS conversion plan and has adopted IFRS effective January 1, 2011. Precision has identified and assessed the differences between Canadian GAAP and IFRS and determined that transition to IFRS is not expected to materially impact debt covenants or affect cash flows. Except for changes to management reports, no significant changes are expected in internal controls over financial reporting or disclosure controls. Precision will present financial statements for the first time in accordance with IFRS for the interim period ending March 31, 2011. Accordingly, the information presented in the Annual Report of the Corporation may differ from Precision’s first IFRS compliant financial statements for the period ending March 31, 2011. No assurance can be provided that the adoption of IFRS will not adversely affect Precision’s reported financial results. See “Transition to International Financial Reporting Standards”.
Precision expects to maintain its status as a “foreign private issuer” in the United States and thus will be exempt from a number of rules under the Exchange Act and will be permitted to file less information with the SEC than a company incorporated in the United States.
          As a “foreign private issuer,” Precision is exempt from certain rules under the Exchange Act that impose disclosure requirements, as well as procedural requirements, for proxy solicitations under Section 14 of the Exchange Act. Precision’s directors, officers and principal shareholders are also exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, Precision is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act, nor is Precision generally required to comply with Regulation FD, which restricts the selective disclosure of material nonpublic information. Accordingly, there may be less information concerning Precision publicly available than there is for United States public companies and such information may not be provided as promptly. In addition, Precision is permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare its disclosure documents in accordance with Canadian disclosure requirements, including preparing its financial statements in accordance with Canadian GAAP, which differs in some respects from United States GAAP. For a discussion of the principal differences between United States GAAP and Canadian GAAP as they relate to Precision’s financial statements, see Note 20 to Precision’s audited consolidated financial statements for the years ended December 31, 2010, 2009 and 2008.
Precision may become a passive foreign investment company (“PFIC”), which could result in adverse United States tax consequences to United States investors.
          Management does not believe that Precision is, or will be treated as, a PFIC for United States tax purposes. Since PFIC status is determined on an annual basis and will depend on the composition of Precision’s income and assets from time to time, it is possible that Precision could be considered a PFIC in 2010 or a future taxable year. Such characterization could result in adverse United States tax consequences to a United States investor. In particular, a United States investor would be subject to United States federal income tax at ordinary income rates, plus a possible interest charge, in respect of any gain derived from a disposition of the Common Shares, as well as certain distributions by Precision. In addition, a step-up in the tax basis of the Common Shares would not be available upon the death of an individual holder.
If an investor acquires 10% or more of the Common Shares it may be subject to taxation under the CFC rules.
          Under certain circumstances, a United States person who directly or indirectly owns 10% or more of the voting power of a foreign corporation that is a controlled foreign corporation (“CFC”) (generally, a foreign corporation in which 10% United States shareholders own more than 50% of the voting power or value of the stock of such foreign corporation) for an uninterrupted period of 30 days or more during a taxable year and who holds any shares of the foreign corporation on the last day of the corporation’s tax year must include in gross income for United States federal income tax purposes its pro rata share of certain income of the CFC even if such share is not distributed to such person. Precision is not presently a CFC, but this could change in the future.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS
          This Annual Information Form contains certain forward-looking information and statements, including statements relating to matters that are not historical facts and statements of Precision’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively the “forward-looking information and statements”). Forward-looking information and statements are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “will”, “plan”, “estimate”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook.
          Forward-looking information and statements are included throughout this Annual Information Form including under the headings “General Development of the Business”, “Description of the Business of Precision” and “Risk Factors” and include, but are not limited to statements with respect to: performance of the oil and natural gas industry, including oil and natural gas commodity prices and supply and demand; expansion, consolidation and other development trends of the oil and natural gas industry; demand for and status of drilling rigs and other equipment in the oil and natural gas industry; costs and financial trends for companies operating in the oil and natural gas industry; world population and energy consumption trends; Precision’s business strategy, including the 2011 strategy and outlook for the Corporation’s business segments; expansion and growth of Precision’s business and operations, including diversification of Precision’s earnings base, safety and operating performance, the size and capabilities of Precision’s drilling and service rig fleet, Precision’s market share and Precision’s position in the markets in which it operates; the opportunities stemming from a focus on global contract drilling through United States expansion; international diversification opportunities and complementary product line expansion; the impact of shale gas drilling in Canada and the United States; that new drilling rigs are expected to be contracted with customers before completion; the number of rigs under daywork term contracts in Canada, the United States and Mexico; the potential rebound in land drilling activity; that unconventional drilling applications will require high performance drilling rigs; the demand for Precision’s products and services; Precision’s management strategy; labour shortages; climatic conditions; seasonality; the maintenance of existing customer, supplier and partner relationships; supply channels; accounting policies and tax liabilities; statements regarding IFRS; expected payments pursuant to contractual obligations; the prospective impact of current or anticipated regulatory changes; that planned asset growth will generally be financed through existing debt facilities or cash retained from continuing operations; financing strategy and compliance with debt covenants; potential downgrades to credit ratings; credit risks; and other such matters.
          All such forward-looking information and statements are based on certain assumptions and analyses made by the Corporation in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Corporation believes are appropriate in the circumstances. These statements are, however, subject to known and unknown risks and uncertainties and other factors. As a result, actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking information and statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking information and statements will transpire or occur, or if any of them do so, what benefits will be derived therefrom. These risks, uncertainties and other factors include, among others: the impact of general economic conditions in Canada and the United States; world energy prices and government policies; industry conditions, including the adoption of new environmental, taxation and other laws and regulations and changes in how they are interpreted and enforced; the current global financial crisis and the dislocation in the credit markets; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services; the impact of initiatives by the Organization of Petroleum Exporting Countries and other major petroleum exporting countries; the ability of oil and natural gas companies to access external sources of debt and equity capital; the effect of weather conditions on operations and facilities; the existence of operating risks inherent in contract drilling, well servicing and ancillary oilfield services; the volatility of oil and natural gas prices; oil and natural gas product supply and demand; risks inherent in the ability to generate sufficient cash flow from operations to meet current and future obligations; increased competition; consolidation among Precision’s customers; risks associated with technology; political uncertainty, including risks of war, hostilities, civil insurrection, instability or acts of terrorism; liabilities under laws and regulations protecting the environment; the impact of purchase accounting; expected outcomes of litigation, claims and disputes and their expected effects on the Corporation’s financial condition and results of operations; difficulties and delays in achieving synergies and cost savings; the lack of availability of qualified personnel or management; credit risks; increased costs of operations, including costs of equipment; future capital expenditures and refurbishment, repair and upgrade costs; expected completion times for new equipment manufacture and refurbishment and upgrade projects; sufficiency of funds for required capital expenditures, working capital and debt service; the Corporation’s ability to enter into and the terms of future contracts; the adequacy of sources of liquidity; the inability to carry out plans and strategies as expected; other unforeseen conditions which could impact the use of services supplied by Precision; fluctuations in interest rates; stock market volatility; safety performance; foreign operations; foreign currency exposure; dependence on third party suppliers; opportunities available to or pursued by the Corporation; and other factors, many of which are beyond the Corporation’s control.
          These risk factors are discussed in this Annual Information Form, the Corporation’s Annual Report and Form 40-F on file with the Canadian securities commissions and the SEC and available on SEDAR at www.sedar.com and EDGAR at www.sec.gov, respectively. Except as required by law, Precision Drilling Corporation disclaims any intention or obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.
          The forward-looking information and statements contained in this Annual Information Form are expressly qualified by this cautionary statement.
          “Precision Drilling Corporation” is a registered trademark of Precision Drilling Corporation in Canada. “Precision Drilling” and “PD logo and design” are registered trademarks of Precision Drilling Corporation in Canada and the United States. “Grey Wolf” is a registered trademark of Precision Drilling Corporation in the United States. “Super Series”, “Super Single” and “Super Triple” are registered trademarks of Precision Drilling Corporation in Canada. “High Performance, High Value” is a trademark of Precision Drilling Corporation, registration of which is pending in Canada and the United States. Precision owns the trademarks, service marks and trade names that it uses in connection with its business. For convenience, the trademarks, service marks and trade names referred to in this Annual Information Form or the documents incorporated by reference herein may be listed without the ®, SM and TM symbols, but such references are not intended to indicate in any way that Precision will not assert, to the fullest extent under applicable law, its rights to these trademarks, service marks and trade names.

APPENDIX 1
AUDIT COMMITTEE
CHARTER AND TERMS OF REFERENCE
General
          The purpose of this document is to establish the terms of reference of the Audit Committee (the “Committee”) of Precision Drilling Corporation (“Precision” or the “Corporation”). The Committee is a standing committee of the Board of Directors of the Corporation (the “Board of Directors”) appointed to assist the Board of Directors in fulfilling its oversight responsibilities with respect to financial reporting by the Corporation.
          It is critical that the external audit function, a mechanism that promotes reliable, accurate and clear financial reporting to Shareholders of the Corporation, is working effectively and efficiently, and that financial information is being relayed to the Board of Directors, in a timely fashion. The activities of the Committee are fundamental to the process.
          The requirement to have an audit committee is established in Section 171 of the Business Corporations Act (Alberta) and, in addition, is required pursuant to the Securities Act (Alberta) and the United States Securities Exchange Act of 1934 for issuers listed on the New York Stock Exchange (the “NYSE”).
Committee Structure and Authority
          (a) Composition
          The Committee shall consist of no fewer than three members, at least 25 percent of whom must be resident Canadians. Each member of the Committee shall be “independent” under the requirements or guidelines for audit committee service under applicable securities laws and the rules of any stock exchange on which the shares of the Corporation are listed for trading.
          Each member of the Committee must be “financially literate” as such term is interpreted by the Board of Directors in its business judgment in light of, and in accordance with, the requirements or guidelines for audit committee service under applicable securities laws and the rules of any stock exchange on which the Corporation’s shares are listed for trading. At least one of the members of the Committee must also have “accounting or related management financial expertise” as such term is defined from time to time under the requirements or guidelines for audit committee service under applicable securities laws and the rules of any stock exchange on which the Corporation’s shares are listed for trading.
          No Committee member shall serve on the audit committees of more than three other issuers without prior determination by the Board of Directors that such simultaneous service would not impair the ability of such member to serve effectively on the Committee.
          (b) Appointment and Replacement of Committee Members
          Each member of the Committee shall serve at the pleasure of the Board of Directors. Any member of the Committee may be removed or replaced at any time by the Board of Directors, and shall automatically cease to be a member of the Committee upon ceasing to be a director of the Corporation. The Board of Directors may fill vacancies on the Committee by appointment from among its number. The Board of Directors shall fill any vacancy if the membership of the Committee is less than three directors or Canadian residency requirements are not met. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all their power so long as a quorum remains in office and minimum Canadian residency requirements are met. Subject to the foregoing, the members of the Committee shall be appointed by the Board of Directors annually and each member of the Committee shall hold office until the next annual meeting of the Shareholders of the Corporation after his or her election or until his or her successor shall be duly qualified and appointed.
          (c) Quorum
          A majority of the Committee with at least 25 percent resident Canadians, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to each other, shall constitute a quorum.

          (d) Review of Charter and Terms of Reference
          The Committee shall review and reassess the adequacy of this Charter and Terms of Reference at least annually and otherwise as it deems appropriate, and recommend changes to the Board of Directors. The Committee shall evaluate its performance with reference to this Charter and Terms of Reference annually. The Committee will approve the form of disclosure of this Charter and Terms of Reference on the Corporation’s website and, where required by applicable securities laws or regulatory requirements, in the annual management information circular or annual report of the Corporation.
          (e) Delegation
          The Committee may delegate from time to time to any person or committee of persons any of the Committee’s responsibilities that lawfully may be delegated.
          (f) Reporting to the Board of Directors
          Report, through the Chair of the Committee, to the Board of Directors following each meeting of the Committee, including an outline of the nature of discussions, major decisions reached by the Committee, and its activities and compliance with this Charter and Terms of Reference.
          (g) Committee Chair Responsibilities
          The Board of Directors shall appoint a Chair of the Committee. The primary responsibility of the Chair of the Committee is to provide leadership to the Committee to enhance its effectiveness. In such capacity, the Chair of the Committee will perform the duties and responsibilities set forth in the “Position Description for the Audit Committee Chair”.
          (h) Other Authority
          The Committee may request any officer or employee of the Corporation, or the Corporation’s legal counsel, or any external or internal auditors to attend a meeting of the Committee or to meet with any members of, or consultants to the Committee. The Committee shall also have the authority to communicate directly with the internal auditor and external auditor.
          The Committee may retain special legal, accounting, financial or other consultants to advise the Committee at the Corporation’s expense.
Purpose
          The Committee shall have responsibility for overseeing the development and maintenance of the Corporation’s systems for financial reporting. Responsibility for accounting for transactions and internal control over financial reporting lies with senior management of the Corporation with oversight responsibilities vested in the Board of Directors. The Committee is a permanent committee of the Board of Directors whose purpose is to assist the Board of Directors by overseeing:
•	the integrity of financial reporting to the holders of shares of the Corporation (“Shareholders”) and the investment community;

•	the integrity of the financial reporting process, including the audit process;

•	the Corporation’s compliance with legal and regulatory requirements as they relate to financial reporting matters;

•	the external auditor’s qualifications and independence;

•	the integrity of the system of internal accounting and financial reporting controls implemented by management;

•	the work and performance of the Corporation’s financial management, internal audit function and its external auditor; and

•	any other matter specifically delegated to the Committee by the Board of Directors.

Committee Responsibilities
          The Committee shall:
•	review the interim and annual earnings releases, financial statements of the Corporation and related notes and management’s discussion and analysis (“MD&A”) and make recommendations to the Board of Directors, for their approval;

•	be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure referred to above, and periodically assess the adequacy of those procedures;

•	report, through the Chair of the Committee, to the Board of Directors following each meeting of the Committee, including an outline of the nature of discussions, major decisions reached by the Committee, and its activities and compliance with this Charter and Terms of Reference;

•	approve the terms of the external auditor’s engagement letter as agreed between the external auditor and financial management of the Corporation, and the compensation to be paid by the Corporation to the external auditor;

•	review the reasons for any proposed change in the external auditor which is not initiated by the Committee or the Board of Directors and any other significant issues related to the change, including the response of the incumbent external auditor, and enquire as to the qualifications of the proposed external auditor before making its recommendations to the Board of Directors;

•	oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit or review services for the Corporation, including the resolution of disagreements between management and the internal or the external auditor regarding financial reporting or the application of any accounting principles or practices;

•	require the external auditor and internal auditor to report directly to the Committee;

•	provide the external auditor with notice of every meeting of the Committee and, at the expense of the Corporation, the opportunity to attend and be heard thereat, and if so requested by a member of the Committee, require the external auditor to attend every meeting of the Committee held during the term of the office of the external auditor. The external auditor of the Corporation or any member of the Committee may call a meeting of the Committee;

•	pre-approve all permitted non-audit services to the Corporation or any affiliated entities by the external auditor or any of their affiliates subject to any de minimus exception allowed by applicable law. The Committee may delegate to one or more designated members of the Committee the authority to pre-approve non-audit services, however any non-audit services that have been pre-approved by any such delegate of the Committee must be presented to the Committee at its first scheduled meeting following such pre-approval;

•	review the disclosure with respect to its pre-approval of audit and non-audit services provided by the external auditors;

•	review and discuss with management and the external auditor, as applicable, (a) all critical accounting policies and practices to be used in the annual audit, (b) major issues regarding accounting principles and financial statement presentations, including any significant changes in the Corporation’s selection or application of accounting principles, and major issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of material control deficiencies; (c) analyses prepared by management or the external auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative Generally Accepted Accounting Principles (“GAAP”) methods on the financial statements of the Corporation and any other opinions sought by management from an independent or other audit firm or advisor with respect to the accounting treatment of a particular item; (d) any management letter or schedule of unadjusted differences provided by the external auditor and the Corporation’s response to that letter and other material written communication between the external auditor and management; (e) any problems, difficulties or differences encountered in the course of the audit work including any disagreements with management or restrictions on the scope of the external auditor’s activities or on access to requested information and management’s response thereto; (f) the effect of regulatory and accounting initiatives, as well as any off-balance sheet structures on the financial statements of the Corporation and other financial disclosures; (h) any reserves, accruals, provisions or estimates that may have a significant effect upon the financial statements of the Corporation; (i) the use of special purpose entities and the business purpose and economic effect of off balance sheet transactions, arrangements, obligations, guarantees and other relationships of the Corporation and their impact on the reported financial results of the Corporation; and (j) the use of any “pro forma” or “adjusted” information not in accordance with generally accepted accounting principles;

•	review earnings press releases (paying particular attention to any use of “pro forma” or “adjusted” “non-GAAP” information) as well as financial information and earnings guidance provided to analysts and rating agencies, it being understood that such review may in the discretion of the Committee, be done generally (i.e., by discussing the types of information to be disclosed and the type of presentation to be made);

•	review with the external auditor and management the general audit approach and scope of proposed audits of the financial statements of the Corporation, the objectives, staffing, locations, co-ordination and reliance upon management in the audit, the overall audit plans, the audit procedures to be used and the timing and estimated budgets for the audits;

•	review any legal matter, claim or contingency that could have a significant impact on the financial statements of the Corporation, the Corporation’s compliance policies and any material reports, inquiries or other correspondence received from regulators or governmental agencies and the manner in which any such legal matter, claim or contingency has been disclosed in the Corporation’s financial statements;

•	review the treatment for financial reporting purposes of any significant transactions which are not a normal part of the Corporation’s operations;

•	review the interim review engagement report of the external auditor before the release of interim financial statements of the Corporation;

•	review and discuss with management the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Corporation’s risk assessment and risk management policies such as financial derivatives and hedging activities;

•	annually request and review a report from the external auditor regarding (a) the external auditor’s quality-control procedures, (b) any material issues raised by the most recent quality-control review, Canadian Public Accountability Board or Public Company Accounting Oversight Board or other available peer review of the external auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, and (c) any steps taken to deal with any such issues;

•	evaluate the qualifications and performance of the external auditor, including a review and evaluation of the lead partner of the external auditor, review and approve hiring policies for partners, employees or former employees of the external auditor and make recommendations to the Board of Directors as to the appointment or reappointment of the external auditor to be proposed for approval by the Shareholders;

•	review the independence of the external auditor, annually request and review a written report from the external auditor respecting its independence, including a list of all relationships between the external auditor and the Corporation, and consider applicable auditor independence standards;

•	ensure that the lead audit partner of the external auditor and the audit partner responsible for reviewing the audit are rotated periodically as required by the Sarbanes-Oxley Act of 2002, and further consider rotation of the external auditor’s firm itself;

•	discuss with management and the external auditors any accounting adjustments that were noted or proposed by the internal or external auditors but were not adopted (as immaterial or otherwise);

•	review the adequacy and effectiveness of the Corporation’s internal accounting and financial controls based on recommendations from management and the external auditor for the improvement of accounting practices and internal controls;

•	establish and periodically review procedures for (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters, and (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters or other matters that could negatively affect the Corporation such as violations of the Joint Code of Business Conduct and Ethics;

•	review periodically with management and with the internal and external auditors any significant complaints received;

•	review other financial information included in the Corporation’s Annual Report to ensure that it is consistent with the Board of Directors’ knowledge of the affairs of the Corporation and is unbiased and non-selective;

•	if requested by the Board of Directors, receive from the Chief Executive Officer and Chief Financial Officer of the Corporation a certificate certifying in respect of each annual and interim report of the Corporation the matters such officers are required to certify in connection with the filing of such reports under applicable securities laws and receive and review disclosures made by such officers about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or persons who have a significant role in the Corporation’s internal controls;

•	cause to be prepared any report required by law, regulations or stock exchange requirement to be included in the Corporation’s periodic reports;

•	meet at least four times a year on a quarterly basis or more frequently as circumstances require, with the Chief Financial Officer of the Corporation, the head of the internal audit function of the Corporation, if other than the Chief Financial Officer, and the external auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately;

•	meet in separate, non-management, in-camera sessions at each regularly scheduled meeting;

•	meet in separate non-management, closed sessions with any other internal personnel or outside advisors, as necessary or appropriate;

•	review annually the Corporation’s insurance programs and pension plans, not including the Directors and Officers insurance program;

•	review the results of the annual external audit, including the audit report to the Corporation’s Shareholders and any other reports prepared by the external auditors and the informal reporting from the external auditor on accounting systems and internal controls, including management’s response;

•	review and evaluate the scope, risk assessment, and nature of the internal audit plan and any subsequent changes;

•	consider and review the following issues with management and the head of the internal audit group:
•	significant findings of the internal audit group as well as management’s response to them;

•	any difficulties encountered in the course of their internal audits, including any restrictions on the scope of their work or access to required information;

•	the internal auditing budget and staffing;

•	the internal Audit Services Charter; and

•	compliance with The Institute of Internal Auditors’ Standards for the Professional Practice of Internal Auditing;
•	approve the appointment, replacement or dismissal of the head of the internal audit group; and

•	direct the head of the internal audit group to review any specific areas the Committee deems necessary.

          In addition, the Committee shall hold in-camera meetings with representatives of the external auditor and internal auditor to discuss audit related issues, including the quality of accounting personnel.
          The Committee shall have such other powers and duties as may from time to time by resolution be assigned to it by the Board of Directors.
Limitation of Committee’s Role
          While the Committee has the responsibilities and powers set forth in its Charter and Terms of Reference, it is not the duty of the Committee to prepare financial statements, plan or conduct audits or to determine that the Corporation’s financial statements and disclosures are complete and accurate and are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of the management of the Corporation and the external auditor.
          The Committee, the Chair of the Committee and any Committee members identified as having accounting or related financial expertise are members of the Board of Directors, appointed to the Committee to provide broad oversight of the financial, risk and control-related activities of the Corporation, and are specifically not accountable or responsible for the day-to-day operation or performance of such activities.
          Although the designation of a Committee member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liabilities that are greater than the duties, obligations and liabilities imposed on such person as a member of the Committee and Board of Directors in the absence of such designation. Rather, the role of a Committee member who is identified as having accounting or related financial expertise, like the role of all Committee members, is to oversee the process, not to certify or guarantee the internal or external audit of the Corporation’s financial information or public disclosure.
Approved effective as of March 9, 2011.